ANNUAL REPORT

MARCH 31, 2011



QUANT FUNDS

DISCIPLINED INVESTING

U.S. EQUITY FUNDS

QUANT SMALL CAP FUND

QUANT QUALITY FUND

INTERNATIONAL EQUITY FUNDS

QUANT EMERGING MARKETS FUND

QUANT FOREIGN VALUE FUND

QUANT FOREIGN VALUE SMALL CAP FUND

QUANT FUNDS

Quant Small Cap Fund
Quant Quality Fund
Quant Emerging Markets Fund
Quant Foreign Value Fund
Quant Foreign Value Small Cap Fund
ANNUAL REPORT
March 31, 2011

TABLE OF CONTENTS

This report must be preceded or accompanied by a current Quant Funds prospectus for individuals who are not current shareholders of the Funds. If you are not a shareholder of a Quant Fund, you should read the prospectus carefully before investing because it contains more complete information on the Quant Funds' investment objectives, risks, charges and expenses. Please consider this information carefully. For a prospectus and other information, visit www.quantfunds.com or call (800) 326-2151.

NOT FDIC INSURED • MAY LOSE VALUE • NO BANK GUARANTEE

Neither the Quant Funds nor U.S. Boston Capital Corporation is a bank.

Dear Fellow Shareholder,

We are pleased to provide you with the Quantitative Group of Funds' Annual Report for the twelve months ended March 31, 2011 and to update you on recent market conditions and the performance of the Quant Funds.

For current performance information, please visit our website at www.quantfunds.com. We thank you for your continued confidence in the Quant Funds. Please feel free to e-mail us at feedback@quantfunds.com or call us at 800-326-2151 with any questions or for assistance on your account.

Sincerely,

Willard Umphrey
President and Chairman

Any statements in this report regarding market or economic trends or the factors influencing the historical or future performance of the Quant Funds are the views of Fund management as of the date of this report. These views are subject to change at any time based upon market and other conditions, and Fund management and the sudadvisors to the Funds disclaim any responsibility to update such views. These views may not be relied upon as investment advice or as an indication of trading intent on behalf of any Quant Fund. Any references to specific securities are not recommendations of such securities and may not be representative of any Quant Fund's current or future investments.

Past performance is no guarantee of future results, and there is no guarantee that market forecasts will be realized.

FUND EXPENSES

We believe it's important for Fund shareholders to have a clear understanding of fund expenses and the impact expenses have on investment returns. The following is important information about each Fund's Expense Example, which appears below.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees, distribution (12b-1) fees (on Ordinary Shares) and other Fund expenses. The example is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. These examples are based on $1,000 invested at the beginning of the period and held for the entire period from October 1, 2010 to March 31, 2011.

Actual Expenses and Returns

The example provides information about actual account returns and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid over the period, simply divide your account value by $1,000, then multiply the result by the number under the heading "Expenses Paid During the Period."

Hypothetical Example for Comparison Purposes

The example shows you hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return.

The hypothetical account values and hypothetical expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing expenses of investing in the Fund with the ongoing expenses of other funds. To do so, compare the Fund's 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs. They do not reflect any transactional costs. Thus, the "hypothetical" lines in the table are useful in comparing ongoing costs only, and will not help you determine the relative costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher. See the Funds' prospectus for a complete description of these transactional costs.

Expense Example for the 6 months ended March 31, 2011

Quant Fund	Share Class	Total Return Description	Beginning Account Value 10/1/10	Ending Account Value 3/31/2011	Annualized Expense Ratio	Expenses Paid* 10/1/10 3/31/2011
Small Cap	Ordinary	Actual	$1,000.00	$1,197.30	1.65%	$9.04
		Hypothetical	$1,000.00	$1,016.70	1.65%	$8.30
	Institutional	Actual	$1,000.00	$1,199.10	1.39%	$7.61
		Hypothetical	$1,000.00	$1,018.01	1.39%	$6.98
Quality	Ordinary	Actual	$1,000.00	$1,169.80	1.81%	$9.78
		Hypothetical	$1,000.00	$1,016.32	1.81%	$9.09
	Institutional	Actual	$1,000.00	$1,171.20	1.75%	$9.50
		Hypothetical	$1,000.00	$1,017.47	1.75%	$8.82
Emerging Markets	Ordinary	Actual	$1,000.00	$1,110.20	1.80%	$9.49
		Hypothetical	$1,000.00	$1,015.94	1.80%	$9.06
	Institutional	Actual	$1,000.00	$1,111.30	1.60%	$8.40
		Hypothetical	$1,000.00	$1,016.97	1.60%	$8.03
Foreign Value	Ordinary	Actual	$1,000.00	$1,151.90	1.63%	$8.74
		Hypothetical	$1,000.00	$1,016.81	1.63%	$8.19
	Institutional	Actual	$1,000.00	$1,154.00	1.37%	$7.38
		Hypothetical	$1,000.00	$1,018.08	1.37%	$6.92
Foreign Value Small Cap	Ordinary	Actual	$1,000.00	$1,067.80	1.68%	$8.64
		Hypothetical	$1,000.00	$1,016.52	1.68%	$8.43
	Institutional	Actual	$1,000.00	$1,069.70	1.42%	$7.32
		Hypothetical	$1,000.00	$1,017.83	1.42%	$7.14

* Expenses paid are equal to the Fund's annualized expense ratios, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

QUANT SMALL CAP FUND

INVESTMENT PROFILE

All Data as of March 31, 2011

Investment Commentary

For the fiscal period ended March 31, 2011, the Quant Small Cap Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the Russell 2000 Index (the "Index"). The Fund achieved a return of 21.69% at net asset value compared to 25.79% for the Index.

Fund Information		
Net Assets Under Management	$121.5 Million	
Number of Companies	175	
Price to Book Ratio	4.0	
Price to Earnings Ratio	28.5	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.64%	1.39%
Ticker Symbol	USBNX	QBNAX

Market Conditions and Investment Strategies

The equity markets staged the second act of an historic comeback from the bear market bottom of 2009 with another year of strong gains. Beginning in the spring of 2010 the markets were confronted with a series of events which included Europe's sovereign debt crisis, the U.S. government's plan for new financial regulation, a massive oil spill in the Gulf of Mexico, and a "Flash Crash" that sent stocks tumbling. Small cap stocks were hit particularly hard falling nearly 10% in the second quarter. But when Congress and the Federal Reserve jointly put forth programs to stimulate economic growth and keep interest rates low, equities rallied strongly through year end. Despite the emergence of widespread civil unrest in the Middle East early in 2011, which sent oil prices soaring, and a devastating earthquake in Japan, stocks pushed still higher reaching levels not seen since before the financial crisis began in 2008.

The rally over the past year was broad based with every sector of the Russell 2000 Index in positive territory. Energy led the way with a gain of over 60% as oil prices surged. Information Technology and Materials were next, each posting returns of over 40% for the period. Industrials returned over 27% and Telecommunications Services earned over 21%. The remaining sectors all had double digit gains of between 10% and 20%.

The Fund underperformed the Index during the past fiscal year due primarily to its relative performance in the Consumer Discretionary sector which detracted over 4.1% in large part due to our stock selection. Portfolio holdings True Religion Apparel Inc. and Talbots Inc. both fell nearly 40% during the period. Our selections in Materials also detracted slightly over 1% from our relative return as our stocks in the sector did not perform as well as those in the Index for the period. While we are disappointed to have underperformed the Index for this period, we tend to lag the benchmark when the market surges higher, primarily due to our higher quality bias.

Our biggest contributor to performance over the past year was Industrials, which added 3.7% to our return versus the Index, due primarily to stock selection. Portfolio holding Acacia Research, a patent licensing firm, was primarily responsible as it gained over 200% for the year. Financials added another 2% to our relative return as one of our largest holdings, Entertainment Properties Trust, returned a double digit gain.

Portfolio Changes

The Information Technology, Industrials, Health Care, and Energy sector weightings increased during the past year while the Consumer Discretionary and Telecommunications Services sectors declined. Changes in all other sectors were not material.

A Look Ahead

After two strong years of performance, it may be difficult for the equity markets to continue this trend uninterrupted. We have recently witnessed how unforeseen events can suddenly increase volatility. Higher oil prices or the end to the Fed's "quantitative easing" program, as planned in June, could present problems for financial markets. Despite these headwinds, small cap stocks in general do not appear to be overvalued based on earnings and we continue to find exciting new investment opportunities which we believe will contribute to our goal of outperforming the benchmark.

The Fund is co-managed by Robert von Pentz, CFA, and Rhys Williams, CFA of Columbia Partners, L.L.C. Investment Management.

QUANT SMALL CAP FUND

Top 10 Holdings

Percentage of total net assets	35.9%
Acacia Research Corporation—Acacia Technologies	4.8%
Core Laboratories N.V.	4.4%
Compass Minerals International, Inc.	4.1%
Entertainment Properties Trust	3.9%
SBA Communications Corporation, Class A	3.8%
Gardner Denver, Inc.	3.4%
Hersha Hospitality Trust	3.3%
Alliance Data Systems Corporation	3.0%
GUESS?, Inc.	2.7%
SXC Health Solutions, Corp.	2.5%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Information Technology	19.8%
Financials	17.4%
Industrials	16.3%
Health Care	11.8%
Consumer Discretionary	9.6%
Energy	9.1%
Materials	7.0%
Consumer Staples	4.1%
Telecommunication Services	3.8%
CASH + other assets (net)	1.1%

Value of a $10,000 Investment

Quant Small Cap (QSC) Ordinary Shares vs. Russell 2000 Index



QSC $13,349
Index $22,048

Average Annual Total Returns

	1Q 2011	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	5.84%	19.73%	21.69%	–0.28%	5.06%	10.48%	08/03/92
Institutional Shares[1]	5.93%	19.91%	21.98%	0.04%	5.49%	9.72%	01/06/93
Russell 2000[2]	7.94%	25.48%	25.79%	3.35%	7.87%	9.64%	————

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

2 The Russell 2000 Index is a market capitalization-weighted index of 2,000 small company stocks. It is widely recognized as representative of the general market for small company stocks. Index returns assume the reinvestment of dividends and, unlike Fund returns, do no reflect any fees or expenses. You cannot invest directly in an Index. The beginning date of the Index is 08/3/92.

Small company stocks may trade less frequently and in a limited volume, and their prices may fluctuate more than stocks of other companies. Small company stocks may therefore be more vulnerable to adverse developments than those of larger companies. The Fund may invest in issuers in the real estate industry. Changes in real estate values or economic downturns can have a significant negative effect on these issuers.

INVESTMENT PROFILE

All Data as of March 31, 2011

Investment Commentary

For the fiscal year ended March 31, 2011, Quant Quality Fund (formerly Quant Long/Short Fund) (the "Fund") underperformed its benchmark, the S&P 500 (the "Index"). The Fund's Ordinary Shares achieved a return of 9.78 percent at net asset value compared to 15.65 percent for the Index.

Fund Information		
Net Assets Under Management	$63.7 Million	
Number of Companies	71	
Price to Book Ratio	3.8	
Price to Earnings Ratio	12.9	
	Ordinary	Institutional
Total Expense Ratio (Net)*	1.85%	1.63%
Ticker Symbol	USBOX	QGIAX

Market Conditions and Investment Strategies

From April 1, 2010 to January 27, 2011, the Fund's investment adviser pursued a long/short investment strategy. As a long/short fund, the Fund sought capital appreciation through long and short positions, maintaining approximately 100 percent net equity exposure and keeping size, style, sector and beta characteristics similar to the Index. Analyzing more than 70 characteristics that impacted equity prices, the strategy was pursued by buying stocks with the most attractive factor profiles and shorting stocks with the least attractive factor profiles, within a set of risk constraints.

On January 27, 2011, the Fund changed its name, its investment adviser and its investment strategy. The Fund's investment objective of long-term growth of capital remained the same. The Fund's investment strategy changed to a long only strategy that emphasized long investments in equity securities, primarily stocks of large companies, that is, a company with a market capitalization at the time of purchase greater than $1 billion. The Fund's investment manager currently chooses securities for the Fund by periodically selecting a mutual fund (the "Target Portfolio") and monitoring the Target Portfolio's holdings, and the Fund's investment adviser, at the direction of the investment manager, rebalances the Fund's portfolio to correspond to the Target Portfolio's most recent holdings as publicly reported. The current Target Portfolio is GMO Quality Funds III (GQETX)[1].

For approximately the first ten months of the Fund's fiscal year, that is, when the Fund maintained a long/short strategy, the Fund underperformed the Index, with its Ordinary Shares achieving a return of 8.89 percent compared to a return of 12.93 percent for the Index. For the remainder of the Fund's fiscal year, the Fund also underperformed the Index, with its Ordinary Shares achieving a return of 0.57 percent compared to a return of 1.77 percent for the Index. The Target Portfolio also underperformed the Index over the same approximate two-month period, with a return of 0.87 percent. From February 1, 2011 to March 31, 2011, the Fund's Ordinary Shares, when compared to the Target Portfolio, had a tracking error[2] of 0.062 percent.

Over approximately the last two months of the Fund's fiscal year, securities of issuers in the Financial sector were the largest positive contributor to the Fund's performance. Although the Financial sector underperformed by nearly 3 percent, the Fund's underweighting in this sector as well as strong stock selection had a positive effect on the Fund's return relative to the Index. The Fund's relative overweighting in Consumer Goods and Healthcare Services also contributed positively to performance. The greatest detractor to performance came from the Telecommunications sector with both the allocation and the stock selection negatively affecting performance. Other detractors were allocations and stock selections in Energy and Software, as well as stock selections in Consumer Services.

Portfolio Changes

As discussed above, in January 2011, the Fund changed its name, investment adviser and investment strategy. Among other things, the Fund's long/short strategy caused the Fund to have a high turnover rate. The Fund's investment manager anticipates that the Fund's current investment strategy will cause the Fund to have a lower turnover rate given the historical stability and relatively low turnover of the current Target Portfolio.

* Excludes dividends and interest on short sales

QUANT QUALITY FUND

A Look Ahead

For the foreseeable future, the Fund's investment manager expects the Target Portfolio to remain the same. For more information on the selection of the Target Portfolio(s), please see the Fund's Prospectus.

1 The Fund does not invest in the Target Portfolio. The Fund's holdings are unlikely to be identical to the holdings of the Target Portfolio, and at any given time, may be substantially different. The Fund is not managed or sub-advised by the investment manager of the Target Portfolio, the investment manager of the Target Portfolio is not affiliated with the manager or sub-adviser of the Fund, and the investment manager of the Target Portfolio is not involved in the management of the Fund. The Fund's manager may change the Target Portfolio at any time, or add one or more Target Portfolios.

2 Tracking error is a measure of the volatility of excess returns relative to a benchmark. The tracking error was calculated using returns for the Fund and Target Portfolio as provided by Morningstar Direct.

The Fund's target portfolio is GMO Quality Funds III (GQETX) and the Fund is managed by Robert von Pentz, CFA of Columbia Partners, L.L.C. Investment Management.

Top 10 Holdings

Percentage of total net assets	43.9%
Oracle Corporation	5.9%
Microsoft Corporation	5.3%
Johnson & Johnson	5.2%
Pfizer Inc.	4.9%
The Coca-Cola Company	4.7%
Exxon Mobil Corporation	4.2%
Wal-Mart Stores, Inc.	4.2%
Apple, Inc.	3.5%
Procter & Gamble Company	3.0%
Nestle S.A.	3.0%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Consumer Staples	28.6%
Information Technology	26.9%
Health Care	26.7%
Energy	9.8%
Consumer Discretionary	2.5%
Industrials	1.7%
Telecommunication Services	0.6%
Utilities	0.0%
Financials	0.0%
CASH + other assets (net)	3.2%

Value of a $10,000 Investment

Quant Quality (QQ) Ordinary Shares vs.
S&P 500 Index



QQ $6,258
Index $10,831

Average Annual Total Returns

	1Q 2011	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	5.37%	16.98%	9.78%	–2.50%	–0.34%	8.52%	05/06/85
Institutional Shares[1]	5.41%	17.12%	10.07%	–2.41%	–0.05%	6.74%	03/25/91
S & P 500[2]	5.92%	17.31%	15.65%	2.62%	3.29%	10.41%	————

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

2 The S&P 500 Index is an unmanaged index of stocks chosen to their size industry characteristics. It is widely recognized as representative of stocks in the United States. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect any fees or expenses. You cannot invest directly in the Index. The beginning date for the Index is 05/29/85.

Investing in foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

QUANT EMERGING MARKETS FUND

INVESTMENT PROFILE

All Data as of March 31, 2011

Investment Commentary

For the annual period ended March 31, 2011, the Quant Emerging Markets Fund's Ordinary Shares (the "Fund") outperformed its benchmark, MSCI Emerging Markets (the Index"). The Fund achieved a return of 19.86% at net asset value compared to 18.78% for the Index.

Fund Information		
Net Assets Under Management	$187.7 Million	
Number of Companies	230	
Price to Book Ratio	1.8	
Price to Earnings Ratio	11.2	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.77%	1.51%
Ticker Symbol	QFFOX	QEMAX

Market Conditions and Investment Strategies

On a sector basis, portfolio outperformance was primarily due to security selection in Materials and Financials. Sectors that detracted from relative portfolio value included Information Technology and Energy. On a country basis, positions held in China and South Korea were the top contributors. Positions held in South Africa and Taiwan detracted.

The top contributor to overall portfolio performance for the one-year period was an overweight position of the South Korea-based chemical product manufacturer, Hanwha Chemical Corporation. The largest detractor from relative portfolio value stemmed from the Energy sector with an overweight position held of Petroleo Brasileiro S.A. (Petrobras). Shares of Petrobras, which is an integrated oil and gas company based in Rio de Janeiro, were down slightly (–7%) for the period.

For the one-year period ending March 31, 2011, the Dynamic Alpha model performed very well across the MSCI Emerging Markets Index with the top three alpha deciles outperforming. The performance of Valuation metrics was uniformly positive in the top decile with the Discounted Cash Flow factor working quite well. Momentum factors also worked very well. For Quality metrics, performance was mixed during the one-year period with Capital Expenditure working well and Financial Strength working poorly.

Portfolio Changes

There were no significant portfolio changes during the one-year period ending March 31, 2011.

A Look Ahead

As a quantitative investment firm, we tend not to provide strategy-specific forward looking commentary. We believe that our systematic investment approach ensures that we deliver a portfolio of our highest conviction of ideas to all of our clients.

The Fund's portfolio is managed by a team of portfolio managers at PanAgora Asset Management, Inc.

Top 10 Holdings

Percentage of total net assets	19.5%
Samsung Electronics Co., Ltd.	2.9%
Petroleo Brasileiro SA	2.7%
Vale SA, Class A	2.3%
Taiwan Semiconductor	
Manufacturing Co., Ltd.	2.1%
CNOOC Limited	2.0%
Gazprom	1.7%
LUKoil	1.6%
Hanwha Chemical Corporation	1.5%
Bank of China Ltd., Class H	1.5%
China Mobile Limited	1.2%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Financials	23.7%
Materials	15.6%
Energy	15.0%
Information Technology	13.2%
Industrials	8.5%
Consumer Discretionary	8.3%
Consumer Staples	7.5%
Telecommunication Services	5.2%
Health Care	1.5%
Utilities	1.5%
Cash and Other Assets (Net)	0.0%

Top 10 Country Allocations

Percentage of total net assets	90.8%
China	18.3%
South Korea	15.3%
Brazil	14.2%
Taiwan	12.9%
India	7.5%
Russia	6.8%
South Africa	5.5%
Mexico	3.9%
Malaysia	3.8%
Indonesia	2.6%

Value of a $10,000 Investment

Quant Emerging Markets (QEM) Ordinary Shares vs. MSCI EM Index



QEM $33,526
Index $32,496

Average Annual Total Returns

	1Q 2011	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	2.65%	11.02%	19.86%	7.45%	16.96%	7.50%	09/30/94
Institutional Shares[1]	2.65%	11.13%	20.14%	7.72%	17.38%	9.69%	04/02/96
MSCI EM[2]	2.10%	9.61%	18.78%	11.01%	17.12%	6.91%	———

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

2 The Morgan Stanley Capital International Emerging Markets ("MSCI EM") Index is an unmanaged index comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 09/30/94.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

QUANT FOREIGN VALUE FUND

INVESTMENT PROFILE

All Data as of March 31, 2011

Investment Commentary

For the fiscal year ended March 31, 2011, the Quant Foreign Value Fund's Ordinary Shares (the "Fund") outperformed its benchmark, the MSCI EAFE Index (the "Index"). The Fund achieved a return of 19.17% at net asset value compared to 10.90% for the Index.

Fund Information		
Net Assets Under Management	$448.3 Million	
Number of Companies	48	
Price to Book Ratio	1.4	
Price to Earnings Ratio	12.5	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.62%	1.37%
Ticker Symbol	QFVOX	QFVIX

Market Conditions and Investment Strategies

At more than 8.25 percentage points above the benchmark, the Fund's success was largely attributed to industrial, material, consumer discretionary and energy stocks. Seven of ten sectors posted positive absolute returns.

Within industrials, German engine maker Tognum AG was a top contributor to performance due to a proposed joint takeover bid from Rolls-Royce Group Plc and Daimler AG. Other notable performers included Kone OYJ, Konecranes OYJ, YIT OYJ and Demag Cranes. Backed by European and Latin American demand, corrugated box manufacturer Smurfit Kappa led the materials sector returns. Fragrance and flavorings maker Symrise AG advanced on expectations that the company would be able to raise product prices at a faster pace than raw material cost increases. Metorex Ltd., a South African mining company, benefitted from higher copper prices, increased volumes and talk of a takeover. Thai Oil helped lift the energy sector on expectations for continued strong gross refining margins and paraxylene spreads.

In financials, State Bank of India posted strong returns, as the banking industry has gained countrywide acceptance over the past year. Investor AB, DnB NOR ASA and Svenska Handelsbanken also posted strong annual returns. Among consumer discretionary holdings, Autoliv Inc. rebounded strongly as the automotive industry expanded in emerging markets. Based on strong sales and growth, the stock price rose to our sell limit. In information technology, Wincor Nixdorf posted results in excess of 40% for the year. Detractors to better performance were utilities and consumer staples. Although power plants at Japan's Kansai Electric Power were not directly affected by the earthquake, the stock suffered along with the overall Japanese market. Consumer staples were negatively impacted due to the holdings in Japan's Asahi Breweries and Ireland's Greencore Group. Rolling power blackouts are affecting production for Asahi Breweries. Greencore did not complete the merger with Northern Foods, causing a negative impact on the stock.

Portfolio Changes

For the fiscal year ended March 31, 2011, the Fund trimmed holdings in energy, industrial and consumer discretionary sectors. Most of the sales were completed toward the end of the fiscal year, as company valuations reached their respective target sell prices. The majority of the companies sold had strong fundamentals and were sold at a profit. During the year, the Fund purchased five new stocks, with one each coming from energy, industrials, healthcare, information technology and consumer staples.

A Look Ahead

While we continue to believe that the economic recovery will be slow, steady and mixed, the latest discussions with companies suggest further economic expansion. There remains a large discrepancy between growth in emerging and developed markets and we expect this growth gap to persist in the near term. Some of the Fund's best performing stocks last year were companies with good corporate governance, strong accounting and control systems and high quality management that benefitted from strong growth in emerging countries.

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

QUANT FOREIGN VALUE FUND

Top 10 Holdings

Percentage of total net assets	29.6%
Thai Oil PCL	4.1%
Tognum AG	3.1%
Samsung Electronics Company Ltd.	3.1%
Duni AB	3.0%
DnB NOR ASA	2.9%
Smurfit Kappa plc	2.8%
Investor AB, Class B	2.7%
Kone OYJ-B	2.7%
Taylor Wimpey plc	2.6%
YIT OYJ	2.6%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Materials	19.4%
Industrials	17.3%
Financials	16.4%
Consumer Discretionary	13.5%
Energy	6.6%
Information Technology	6.3%
Consumer Staples	5.9%
Telecommunication Services	3.6%
Health Care	2.2%
Utilities	1.7%
Cash and Other Assets (Net)	7.1%

Top 10 Country Allocations

Percentage of total net assets	75.7%
Germany	15.1%
Japan	13.0%
United Kingdom	10.2%
Sweden	8.1%
Finland	6.8%
Ireland	6.3%
South Korea	4.8%
Thailand	4.1%
France	3.8%
South Africa	3.5%

Value of a $10,000 Investment

Quant Foreign Value (QFV) Ordinary Shares vs. MSCI EAFE Index



QFV $25,073
Index $13,431

Average Annual Total Returns

	1Q 2011	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	4.86%	15.19%	19.17%	1.49%	10.11%	6.89%	05/15/98
Institutional Shares[1]	4.93%	15.40%	19.48%	1.69%	10.37%	8.96%	12/18/98
MSCI EAFE[2]	3.45%	10.33%	10.90%	1.78%	5.83%	4.41%	———

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

2 The Morgan Stanley Capital International Europe, Australia, and Far East ("MSCI EAFE") Index is an unmanaged index comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for emerging markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do not reflect fees or expenses. You cannot invest directly in an Index. The beginning date for the Index is 05/29/98.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

INVESTMENT PROFILE

All Data as of March 31, 2011

Investment Commentary

For the fiscal year ended March 31, 2011, the Quant Foreign Value Small Cap Fund's Ordinary Shares (the "Fund") underperformed its benchmark, the S&P EPAC Small Cap Index (the "Index"). The Fund achieved a return of 13.12% at net asset value compared to 19.85% for the Index.

Fund Information		
Net Assets Under Management	$102.3 Million	
Number of Companies	69	
Price to Book Ratio	1.7	
Price to Earnings Ratio	11.4	
	Ordinary	Institutional
Total Expense Ratio (Net)	1.69%	1.44%
Ticker Symbol	QFVOX	QFVIX

Market Conditions and Investment Strategies

In early 2010, emerging markets experienced a major liquidity-driven rally, which subsequently reversed at year end. Investors transferred money back to developed markets, based on concerns about inflation in emerging markets, a possible slowdown in Chinese growth and a marked rebound in developed markets. The Fund's strong gains from early in the year were reversed in a mere three months, coinciding with the retraction in emerging markets. Importantly, fundamentals and cash flows from the Fund's emerging market holdings were unimpeded; yet stock prices dropped in line with the overarching macroeconomic trend.

Consumer discretionary stocks offered the best performance, with Italian luxury kitchen goods manufacturer De Longhi SPA doubling in value on the back of rising sales of their coffee machines. Another top contributor with similar returns was Character Group PLC, the U.K. toy company that profited from strong sales of proprietary and franchised toys during the holiday season.

In industrials, Clarkson PLC posted returns in excess of 60%, as the shipping broker benefited from increasing volumes and rates as global shipping resumed. The company is well diversified within the industry, serving as a broker in bulk, container and liquidity natural gas shipping. Demag Cranes AG also boosted the sector returns, as its stock price reflected growing market demand and potential takeover news. Galliford Try PLC posted a 39% return for the year, as the British home and public sector builder produced strong operating margins and discussed new public construction wins.

In telecommunications, Alternative Networks posted double-digit returns, as it gained market share and catered to cost-sensitive customers. The company expects to report strong earnings this year, comparable or better than 2010. M1 LTD offered strong numbers, relying on its status as a mature Singapore telecom company with increasing market share.

A main detractor from better annual results was from the healthcare sector. AGFA-Gevaert NV saw prices of silver, a key raw material, more than double while the company has yet to pass this increase to its customers. Additionally, the company's two main business lines, healthcare imaging and pre-press (printing), are undergoing an industry-wide evolution from analog to digital technology. AGFA management has strategies and products for this transition and needs to successfully execute on those. The Fund's materials holdings also underperformed, due to declines in USHA Martin LTD and China Gerui Advanced Materials.

Portfolio Changes

For the fiscal year ended March 31, 2011, the Fund sold holdings in energy, materials, consumer discretionary, healthcare and financials. A majority of the sales were based on stocks reaching valuation targets. Cash was redeployed to 18 new buys that were balanced between developed and emerging markets. Many of the new stock purchases helped further "derisk" the portfolio.

QUANT FOREIGN VALUE SMALL CAP FUND

A Look Ahead

Consumer spending has returned and unemployment levels have stabilized. Companies in both developed and emerging markets have recovered strongly, as we have seen better growth rates and cash flows over the past few quarters. On the negative side, governments worldwide are facing high public debt, emerging countries are fighting inflation and higher commodity prices may impact consumer spending. Cognizant of these competing trends, Fund management will continue to focus on identifying fundamentally strong companies, seeking to purchase undervalued positions in down markets and sell stocks at a profit in market advances.

The Fund's lead portfolio manager is Bernard R. Horn, Jr., of Polaris Capital Management, LLC

QUANT FOREIGN VALUE SMALL CAP FUND

Top 10 Holdings

Percentage of total net assets	17.8%
Alternative Networks plc	2.3%
Manila Water Company, Inc.	2.0%
M1 Ltd.	1.9%
Dockwise Ltd.	1.9%
Kinepolis Group	1.7%
Metorex Limited	1.6%
Clicks Group Limited	1.6%
Galliford Try plc	1.6%
Sigma Pharmaceutical Ltd.	1.6%
Drägerwerk AG	1.6%

There is no guarantee that such securities will continue to be viewed favorably or held in the Fund's portfolio.

Sector Allocation

Percentage of total net assets	100.0%
Consumer Discretionary	21.1%
Industrials	19.6%
Financials	9.8%
Consumer Staples	9.3%
Information Technology	7.3%
Health Care	7.2%
Materials	6.7%
Utilities	5.2%
Telecommunication Services	4.2%
Energy	1.9%
Cash and Other Assets (Net)	7.7%

Top 10 Country Allocations

Percentage of total net assets	68.6%
United Kingdom	17.8%
China	13.3%
India	7.8%
Ireland	5.7%
Japan	5.3%
Australia	4.2%
Sweden	4.2%
Norway	3.9%
Singapore	3.2%
South Africa	3.2%

Value of a $10,000 Investment

Quant Foreign Value Small Cap (QFVSC) Ordinary Shares vs. EPAC EMI Index


QFVSC $11,821
Index $9,732
12000
10000
8000
6000
4000
4/08
7/08
10/08
1/09
4/09
7/09
10/09
1/10
4/10
7/10
10/10
1/11
3/11

Average Annual Total Returns

	1Q 2011	Six Months	One Year	Five Year	Ten Year	Since Inception	Inception Date
Ordinary Shares	0.36%	6.78%	13.12%			5.84%	5/1/2008
Institutional Shares[1]	0.45%	6.97%	13.40%			6.06%	5/1/2008
S&P/EPAC Small Cap Index	4.34%	14.97%	19.85%			–0.32%	———

1 Institutional Shares may only be purchased by certain categories of investors and are not subject to sales charges or distribution fees.

2 The S&P/Extended Market Europe Pacific Asia Composite ("S&P/EMI EPAC") Index measures the bottom 20% of institutionary investable capital of developed and emerging (after 09/30/1994) countries, selected by the index sponsor outside of the United States. It is widely recognized as representative of the general market for foreign markets. Index returns assume the reinvestment of dividends and, unlike Fund returns, do no reflect any fees or expenses. You cannot invest directly in an Index. The Index was established in 1989.

Investing in foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

QUANT SMALL CAP FUND

SCHEDULE OF INVESTMENTS

March 31, 2011

Common Stock—98.9%

	Shares	Value
AEROSPACE & DEFENSE—0.0%		
Sparton Corporation (a)	5,898	$ 45,827
AUTO COMPONENTS—0.0%		
Motorcar Parts of America, Inc. (a)	3,322	46,442
BANKS—3.3%		
Bank of the Ozarks, Inc.	7,236	316,286
Citizens & Northern Corporation	3,047	51,220
CoBiz Financial, Inc.	119,158	828,148
F.N.B. Corporation	58,062	611,974
Pinnacle Financial Partners, Inc. (a)	64,585	1,068,236
Provident Financial Holdings, Inc.	5,553	46,034
WestAmerica Bancorporation	19,828	1,018,564
		3,940,462
BEVERAGES—0.0%		
Craft Brewers Alliance, Inc. (a)	5,594	50,961
BIOTECHNOLOGY—0.2%		
BioDelivery Sciences International, Inc.	13,461	47,517
Nabi Biopharmaceuticals (a)	8,287	48,148
Neurocrine Biosciences, Inc. (a)	6,937	52,652
SciClone Pharmaceuticals, Inc. (a)	11,127	44,953
		193,270
CHEMICALS—0.6%		
Ferro Corporation (a)	42,691	708,244
Material Sciences Corporation (a)	6,538	47,139
		755,383
COMMERCIAL SERVICES & SUPPLIES—8.8%		
Acacia Research Corporation—Acacia Technologies (a)	169,125	5,787,458
CAI International, Inc. (a)	2,201	56,918
Global Traffic Network, Inc. (a)	3,925	48,945
GP Strategies Corporation (a)	4,064	55,271
Heartland Payment Systems, Inc.	39,981	700,867
Kforce Inc. (a)	130,927	2,395,964
Lincoln Educational Services Corporation	2,961	47,050
LML Payment Systems, Inc. (a)	9,121	26,268
On Assignment, Inc. (a)	4,664	44,121
SeaCube Container Leasing Ltd.	3,158	50,560
SuperMedia, Inc. (a)	6,533	40,766
Waste Connections, Inc.	50,665	1,458,645
		10,712,833

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
COMMUNICATIONS EQUIPMENT—3.2%		
Hughes Communications, Inc. (a)	14,921	$ 890,336
NICE-Systems, Ltd. (a)(c)	77,534	2,864,106
TeleNav, Inc. (a)	4,350	51,634
Telular Corporation	6,924	50,268
Westell Technologies, Inc., Class A (a)	14,135	49,473
		3,905,817
CONSTRUCTION & ENGINEERING—0.3%		
MasTec, Inc. (a)	14,238	296,150
CONTAINERS & PACKAGING—0.9%		
Sonoco Products Company	26,726	968,283
UFP Technologies, Inc. (a)	2,750	47,355
		1,015,638
DIVERSIFIED FINANCIALS—4.7%		
Asta Funding, Inc.	5,607	47,996
Diamond Hill Investment Group, Inc.	611	48,880
Fifth Street Finance Corp.	16,273	217,244
First Cash Financial Services, Inc. (a)	54,606	2,107,792
Gladstone Investment Corporation	5,710	44,310
Hercules Technology Growth Capital, Inc.	75,844	834,284
Medley Capital Corp. (a)	78,966	961,806
optionsXpress Holdings, Inc.	39,367	720,810
Sanders Morris Harris Group, Inc.	6,747	54,043
Tower Bancorp, Inc.	32,321	720,435
		5,757,600
ELECTRICAL EQUIPMENT—1.6%		
Active Power, Inc. (a)	20,615	60,814
American Superconductor Corporation (a)(b)	72,729	1,808,770
Preformed Line Products Company	677	46,829
		1,916,413
ELECTRONIC EQUIPMENT & INSTRUMENTS—5.5%		
DDi Corp.	4,291	45,356
DigitalGlobe, Inc. (a)	36,880	1,033,747
eMagin Corporation (a)	5,950	42,543
ePlus, Inc. (a)	1,743	46,381
Finisar Corporation (a)	92,504	2,275,598
Nanometrics, Inc. (a)	2,779	50,272
OSI Systems, Inc. (a)	35,798	1,343,499
Riverbed Technology (a)	48,939	1,842,553
		6,679,949

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
ENERGY EQUIPMENT & SERVICES—6.9%		
Bolt Technology Corp. (a)	3,190	$ 43,192
Core Laboratories N.V.	52,750	5,389,467
Dawson Geophysical Company (a)	39,198	1,720,008
Hornbeck Offshore Services, Inc. (a)	37,670	1,162,120
RigNet, Inc. (a)	2,933	53,322
TGC Industries, Inc. (a)	6,815	52,953
		8,421,062
FOOD & DRUG RETAILING—2.1%		
United Natural Foods, Inc. (a)	56,528	2,533,585
FOOD PRODUCTS—2.0%		
Diamond Foods, Inc. (b)	23,824	1,329,379
Hain Celestial Group, Inc. (a)	33,330	1,075,892
Overhill Farms, Inc. (a)	7,608	46,333
		2,451,604
GAS UTILITIES—0.0%		
Star Gas Partners, L.P.	8,636	49,139
HEALTH CARE EQUIPMENT & SUPPLIES—5.0%		
Align Technology, Inc. (a)	26,932	551,567
Antares Pharma, Inc. (a)	30,164	54,295
Fabrinet (a)	20,397	411,204
LeMaitre Vascular, Inc.	6,656	45,327
Natus Medical, Inc. (a)	36,709	616,711
SXC Health Solutions, Corp. (a)	56,748	3,109,791
Syneron Medical Ltd. (a)	84,708	1,104,592
Tornier N.V. (a)	11,658	216,606
		6,110,093
HEALTH CARE PROVIDERS & SERVICES—4.0%		
Almost Family, Inc. (a)	1,214	45,695
Continucare Corporation (a)	8,331	44,571
eResearch Technology, Inc. (a)	131,982	893,518
Henry Schein, Inc. (a)	25,031	1,756,425
LHC Group, Inc. (a)	1,582	47,460
Metropolitan Health Networks, Inc. (a)	9,396	44,443
Skilled Healthcare Group, Inc., Class A (a)	3,366	48,437
Transcend Services, Inc. (a)	2,287	54,888
U.S. Physical Therapy, Inc.	2,317	51,762
Universal Health Services, Inc., Class B	36,187	1,788,000
VirtualScopics, Inc. (a)	23,960	48,878
		4,824,077

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
HOTELS, RESTAURANTS & LEISURE—0.6%		
AFC Enterprises, Inc. (a)	3,181	$ 48,129
California Pizza Kitchen, Inc. (a)	25,297	427,013
Famous Dave's of America, Inc. (a)	4,541	44,411
Full House Resorts, Inc. (a)	11,856	45,290
Krispy Kreme Doughnuts, Inc. (a)	7,856	55,306
Multimedia Games Holding Co., Inc. (a)	8,580	49,163
		669,312
INSURANCE—0.1%		
Crawford & Company, Class B	11,234	53,474
Primus Guaranty, Ltd. (a)	9,302	47,254
The Phoenix Companies, Inc. (a)	18,388	50,015
		150,743
INTERNET & CATALOG RETAIL—0.1%		
1 800 Flowers.com, Inc., Class A (a)	17,405	57,437
Stamps.com, Inc.	3,641	48,608
		106,045
INTERNET SOFTWARE & SERVICES—3.0%		
HealthStream, Inc. (a)	6,194	47,941
Incredimail Ltd.	6,485	47,016
Internet Capital Group, Inc. (a)	151,453	2,150,633
LogMeIn, Inc. (a)	29,116	1,227,531
MediaMind Technologies, Inc. (a)	12,042	166,300
Zix Corporation (a)	13,032	47,958
		3,687,379
IT CONSULTING & SERVICES—4.4%		
Alliance Data Systems Corporation (a)	42,028	3,609,785
Computer Task Group, Inc. (a)	3,769	50,090
GeoEye, Inc. (a)	11,052	459,542
InterNAP Network Services Corporation (a)	179,925	1,182,107
WidePoint Corporation (a)	33,445	42,475
		5,343,999
LEISURE EQUIPMENT & PRODUCTS—0.8%		
Polaris Industries, Inc.	9,844	856,625
Sturm, Ruger & Co., Inc.	2,516	57,792
		914,417

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
MACHINERY—4.5%		
L.B. Foster Company, Class A	1,160	$ 50,008
Gardner Denver, Inc.	53,706	4,190,679
The Middleby Corporation (a)	12,941	1,206,360
		5,447,047
MEDIA—2.4%		
Cinemark Holdings, Inc.	29,611	572,973
IMAX Corporation (a)	18,938	605,637
Regal Entertainment Group, Class A	125,070	1,688,445
		2,867,055
METALS & MINING—5.5%		
Compass Minerals International, Inc.	52,782	4,936,701
Friedman Industries, Inc.	4,738	48,090
Great Northern Iron Ore Properties	352	44,035
Mesabi Trust	1,279	52,618
Stillwater Mining Company (a)	71,403	1,637,271
		6,718,715
MULTILINE RETAIL—0.0%		
Gordmans, Inc. (a)	3,269	57,959
OIL & GAS—2.2%		
Callon Petroleum Company (a)	6,072	47,180
GeoResources, Inc. (a)	20,996	656,545
Harvest Natural Resources, Inc. (a)	3,060	46,634
Miller Petroleum, Inc. (a)	8,541	42,705
Natural Gas Services Group, Inc. (a)	35,996	639,289
Northern Oil & Gas, Inc. (a)	44,763	1,195,172
Toreador Resources Corporation (a)	3,358	36,199
		2,663,724
PAPER & FOREST PRODUCTS—0.0%		
Mercer International, Inc. (a)	3,478	47,127
PERSONAL PRODUCTS—0.0%		
Medifast Inc. (a)	1,927	38,058
PHARMACEUTICALS—2.6%		
Hi-Tech Pharmacal Co., Inc. (a)	1,922	38,690
Impax Laboratories, Inc. (a)	56,231	1,431,079
Par Pharmaceutical Companies, Inc. (a)	37,676	1,170,970
Pernix Therapeutics Holdings, Inc. (a)	4,239	49,257
Targacept, Inc. (a)	19,832	527,333
		3,217,329

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
REAL ESTATE—9.3%		
AMB Property Corporation	23,921	$ 860,438
American Campus Communities, Inc.	40,062	1,322,046
Arbor Realty Trust, Inc. (a)	6,783	38,527
Dynex Capital, Inc.	4,484	45,109
Entertainment Properties Trust	101,381	4,746,659
Gramercy Capital Corp. (a)	9,519	40,361
Hersha Hospitality Trust	665,784	3,954,757
Maui Land and Pineapple Company, Inc. (a)	6,713	38,264
NorthStar Realty Finance Corp	8,395	44,913
RAIT Financial Trust	14,589	35,889
Resource Capital Corp.	6,422	42,321
Sabra Health Care REIT, Inc.	2,636	46,420
Two Harbors Investment Corp.	4,229	44,278
		11,259,982
ROAD & RAIL—1.1%		
Old Dominion Freight Line, Inc. (a)	36,300	1,273,767
TravelCenters of America LLC (a)	6,219	47,078
		1,320,845
SEMICONDUCTOR EQUIPMENT & PRODUCTS—1.7%		
8x8, Inc. (a)	16,642	46,764
Alpha and Omega Semiconductor Limited (a)	3,621	45,951
Cypress Semiconductor Corporation (a)	44,259	857,739
MIPS Technologies, Inc. (a)	89,064	934,281
Nova Measuring Instruments Ltd. (a)	5,200	50,960
Photronics, Inc. (a)	5,284	47,398
Rudolph Technologies, Inc. (a)	4,463	48,825
		2,031,918
SOFTWARE—2.0%		
Blackboard, Inc. (a)(b)	5,598	202,871
BSQUARE Corporation (a)	4,904	35,015
Dynamics Research Corporation (a)	3,088	50,489
GSI Technology, Inc. (a)	5,116	46,504
Magic Software Enterprises Ltd. (a)	6,714	50,691
Renaissance Learning, Inc.	4,292	50,431
SuccessFactors, Inc. (a)	11,247	439,645
Verint Systems Inc. (a)	41,850	1,499,904
		2,375,550

QUANT SMALL CAP FUND

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
SPECIALTY RETAIL—2.5%		
Chico's FAS, Inc.	157,119	$ 2,341,073
Destination Maternity Corporation	2,118	48,862
Monro Muffler Brake, Inc.	17,328	571,478
Winmark Corporation	1,291	59,554
		3,020,967
TEXTILES & APPAREL—3.2%		
Crocs, Inc. (a)	36,208	645,951
GUESS?, Inc.	82,408	3,242,755
		3,888,706
WIRELESS TELECOMMUNICATION SERVICES—3.8%		
SBA Communications Corp., Class A (a)	115,621	4,587,841
USA Mobility, Inc.	2,872	41,615
		4,629,456
TOTAL COMMON STOCK		
(Cost $86,156,353)		120,162,638

Short Term Investments—1.3%

	Par Value	Value
State Street Bank & Trust Co., Repurchase Agreement .01%, 04/01/11, (Dated 03/31/11), Collateralized by $1,615,000 par U.S. Treasury Note—1.0% due 04/30/2012, Market Value $1,633,029, Repurchase Proceeds $1,597,038 (Cost $1,597,037)	$1,597,037	1,597,037
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED)—100.2%		
(Cost $87,753,390)		121,759,675

INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—1.8%	Par Value	Value
Money Market—1.8%		
JP Morgan Prime Money Market Fund—Inst. (Cost $2,174,088)	$2,174,088	2,174,088
TOTAL INVESTMENTS—102.0%		
(Cost $89,927,478) (d)		123,933,763
OTHER ASSETS & LIABILITIES (NET)—(2.0%)		(2,452,362)
NET ASSETS—100%		$121,481,401

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

(a) Non-income producing security
(b) All or a portion of this security was out on loan.
(c) ADR—American Depositary Receipts
(d) At March 31, 2011, the unrealized appreciation based on aggregate cost for federal tax purposes of $91,479,371 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$34,255,994
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(1,801,602)
Net unrealized appreciation / (depreciation)	$32,454,392

The Portfolio is actively managed and holdings are subject to change.
There is no guarantee the Fund will continue to invest in the securities referenced.
Reference to specific securities or holdings should not be considered recommendations for action by investors.

SCHEDULE OF INVESTMENTS

March 31, 2011

Common Stock—96.8%

	Shares	Value
AEROSPACE & DEFENSE—0.7%		
United Technologies Corporation (b)	4,906	$ 415,293
BEVERAGES—5.7%		
Anheuser-Busch Inbev SA (b)(c)	7,180	410,481
Brown Forman, Inc. (b)	1,261	86,126
Hansen Natural Corporation (a)	1,695	102,090
The Coca-Cola Company	45,477	3,017,399
		3,616,096
COMMUNICATIONS EQUIPMENT—1.7%		
QUALCOMM Incorporated	20,182	1,106,579
COMPUTERS & PERIPHERALS—6.4%		
Apple, Inc. (a)	6,330	2,205,688
Hewlett-Packard Company (b)	11,057	453,005
International Business Machines (b)	8,879	1,447,899
		4,106,592
FOOD PRODUCTS—4.6%		
Campbell Soup Company (b)	2,118	70,127
H. J. Heinz Company (b)	1,788	87,290
Kellogg Company (b)	3,327	179,592
Kraft Foods Inc. (b)	5,337	167,369
Nestle, S.A. (c)	32,888	1,890,402
The Hershey Company (b)	1,373	74,623
Unilever NA (b)(c)	15,902	486,919
		2,956,322
FOOD STAPLES & DRUG RETAILING—8.9%		
General Mills, Inc. (b)	5,972	218,277
PepsiCo, Inc.	29,335	1,889,467
SYSCO Corporation (b)	9,808	271,682
Wal-Mart Stores, Inc. (b)	50,779	2,643,047
Walgreen Co. (b)	16,224	651,231
		5,673,704
HEALTH CARE EQUIPMENT & SERVICES—4.8%		
Baxter International, Inc.	7,080	380,692
Express Scripts, Inc. (a)(b)	10,875	604,759
Medtronic, Inc. (b)	18,086	711,684
Thermo Fisher Scientific, Inc. (a)(b)	3,579	198,813
UnitedHealth Group, Inc.	20,402	922,170
Zimmer Holdings, Inc. (a)(b)	3,665	221,843
		3,039,961

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
HEALTH CARE PROVIDERS & SERVICES—0.9%		
Henry Schein, Inc. (a)(b)	1,119	$ 78,520
Laboratory Corporation of America Holdings (a)(b)	1,139	104,936
Quest Diagnostics Incorporated (b)	3,533	203,925
WellPoint, Inc.	2,686	187,456
		574,837
HOTELS, RESTAURANTS & LEISURE—1.1%		
McDonald's Corporation	9,168	697,593
HOUSEHOLD PRODUCTS—4.6%		
Church & Dwight Co., Inc. (b)	1,200	95,208
Colgate-Palmolive Company (b)	9,917	800,897
Procter & Gamble Company	31,088	1,915,021
The Clorox Company (b)	1,634	114,494
		2,925,620
INDUSTRIAL CONGLOMERATES—1.0%		
3M Company (b)	6,929	647,862
HOUSEHOLD PRODUCTS—0.4%		
Kimberly-Clark Corporation (b)	3,853	251,486
OIL & GAS—9.8%		
BP p.l.c. (b)(c)	6,818	300,946
Chevron Corporation (b)	12,929	1,388,962
Exxon Mobil Corporation (b)	31,528	2,652,451
Royal Dutch Shell plc (c)	11,438	833,373
TOTAL S.A. (c)	17,845	1,088,010
		6,263,742
PERSONAL PRODUCTS—0.3%		
Avon Products, Inc. (b)	3,252	87,934
The Estee Lauder Companies, Inc. (b)	1,036	99,829
		187,763
PHARMACEUTICALS & BIOTECHNOLOGY—21.0%		
Abbott Laboratories	29,185	1,431,524
Amgen, Inc. (a)	13,727	733,708
Bristol-Myers Squibb Company (b)	10,018	264,776
GlaxoSmithKline plc (b)(c)	20,286	779,185
Gilead Sciences, Inc. (a)	9,976	423,381
Johnson & Johnson (b)	55,600	3,294,300
Merck & Co., Inc.	48,447	1,599,236
Novartis AG (b)(c)	15,111	821,283
Pfizer, Inc.	154,251	3,132,838

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
PHARMACEUTICALS & BIOTECHNOLOGY (continued)		
Roche Holding Ltd. (c)	18,965	$ 681,792
Sanofi-Aventis (c)	7,272	256,120
		13,418,143
RETAILING—0.3%		
AutoZone, Inc. (a)(b)	78	21,337
The Home Depot, Inc. (b)	3,545	131,378
		152,715
SOFTWARE & SERVICES—18.8%		
Cisco Systems, Inc. (b)	62,575	1,073,161
eBay, Inc. (a)(b)	7,397	229,603
Google, Inc. (a)(b)	3,013	1,766,251
MasterCard Incorporated (b)	2,687	676,372
Microsoft Corporation	133,327	3,381,173
Oracle Corporation (b)	113,158	3,776,082
Visa, Inc. (b)	14,412	1,061,011
		11,963,653
TEXTILES & APPAREL—1.1%		
Nike, Inc. (b)	9,534	721,724
TOBACCO—4.1%		
Altria Group, Inc. (b)	29,430	766,062
Lorillard, Inc. (b)	2,185	207,596
Philip Morris International, Inc.	23,237	1,525,043
Reynolds American, Inc. (b)	2,993	106,341
		2,605,042
WIRELESS TELECOMMUNICATIONS—0.6%		
NTT DOCOMO, Inc. (b)(c)	21,137	371,800
TOTAL COMMON STOCK		
(Cost $60,965,161)		61,696,527

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Par Value	Value
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—32.4%		
Registered Money Market—32.4%		
State Street Navigator Securities Lending Prime Portfolio (Cost $20,648,376)	$20,648,376	$ 20,648,376
TOTAL INVESTMENTS 129.2%		
(Cost $81,613,537) (d)		82,344,903
OTHER ASSETS & LIABILITIES (NET)—(29.2%)		(18,615,550)
NET ASSETS—100%		$ 63,729,354

(a) Non-Income producing security
(b) All or a portion of this security was out on loan.
(c) American Depositary Receipts
(d) At March 31, 2011, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $81,679,889 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 1,985,430
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(1,320,416)
Net unrealized appreciation / (depreciation)	$ 665,014

The percentage of each investment category is calculated as a percentage of net assets.

SCHEDULE OF INVESTMENTS

March 31, 2011

Common Stock—94.0%

	Shares	Value
BRAZIL—8.2%		
Banco do Brasil SA	102,010	$ 1,849,947
BR Malls Participacoes SA (a)	31,989	333,740
Brasil Telecom Participacoes SA	27,551	298,598
Companhia de Saneamento Basico (c)	9,172	538,763
Companhia de Bebidas das Americas (c)	58,498	1,656,078
Cosan SA Industria e Comercio	50,302	784,112
Drogasil SA	21,452	167,988
Energias do Brasil SA	6,788	165,383
Equatorial Energia SA	12,861	100,318
Gerdau SA (c)	11,062	138,275
Light SA	8,035	139,057
Petroleo Brasileiro SA	125,287	2,508,124
Petroleo Brasileiro SA (c)	69,819	2,481,367
Positivo Informatica SA	34,178	166,963
Souza Cruz SA	151,565	1,581,273
Sul America SA	12,201	152,751
Tele Norte Leste Participacoes SA (c)	60,130	1,054,079
Vale SA	41,036	1,343,564
		15,460,380
CHILE—1.3%		
Banco Santander Chile (c)	10,252	889,361
Compania Cervecerias Unidas SA (c)	2,300	135,930
Enersis SA (c)	42,207	878,750
Lan Airlines SA (b)(c)	18,240	466,762
		2,370,803
CHINA—18.3%		
Agricultural Bank of China, Class H	2,588,000	1,464,516
AMVIG Holdings Limited	104,000	80,253
Baidu, Inc. (a)(c)	1,668	229,867
Bank of China Ltd., Class H	4,945,902	2,754,296
Bosideng International Holdings Ltd.	2,566,000	765,635
Central China Real Estate Ltd.	1,094,770	304,126
China Construction Bank Corporation	697,277	653,747
China Mobile Limited	240,590	2,217,027
China Petroleum & Chemical Corporation	1,722,000	1,729,663
China Pharmaceutical Group Limited	1,390,752	822,782
China Shenhua Energy Co., Ltd.	327,500	1,545,805
China Shineway Pharmaceutical Group Limited	50,000	119,994
China State Construction Engineering Corporation (b)	946,000	863,827
China Unicom (Hong Kong) Ltd.	884,000	1,471,173
China Yuchai International Ltd.	33,652	987,013

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
CHINA (continued)		
CNOOC Limited	1,523,403	$ 3,847,986
COSCO International Holdings Ltd.	511,277	328,121
Dongfeng Motor Group Company Limited	808,881	1,377,368
Fosun International	212,122	162,596
Great Wall Motor Co., Ltd. (b)	799,500	1,480,670
Greentown China Holdings Ltd.	379,500	400,224
GZI Real Estate Investment Trust	233,000	121,364
Haitian International Holdings Ltd.	230,000	295,509
Harbin Power Equipment Company Limited, Class H	530,000	548,718
Industrial & Commercial Bank of China Ltd.	157,215	130,618
Kingboard Chemical Holdings, Ltd.	29,500	155,365
Kowloon Development Co., Ltd.	199,000	267,197
Lianhua Supermarket Holdings Co., Ltd.	91,000	365,152
Renhe Commercial Holdings (b)	4,418,230	829,619
Shenzhen Investment Ltd.	1,728,000	575,600
Sinolink Worldwide Holdings Limited	2,444,672	292,402
Sinotruk (Hong Kong) Limited	234,500	200,559
Soho China Limited (b)	1,398,500	1,203,277
Tencent Holdings Limited	80,669	1,967,081
TPV Technology Limited	856,000	515,225
Yanzhou Coal Mining Company Limited	591,756	2,142,389
Yue Yuen Industrial Holdings Ltd.	133,000	420,789
Zhejiang Expressway Co., Ltd.	838,000	766,286
		34,403,839
CZECH REPUBLIC—0.4%		
Komercni Banka AS	2,715	685,818
HUNGARY—0.5%		
Egis Gyogyszergyar Nyrt.	2,555	271,717
Richter Gedeon Nyrt.	2,858	594,243
		865,960
INDIA—7.5%		
Allahabad Bank	191,081	994,075
Andhra Bank	303,910	1,027,004
Bajaj Holdings & Investment Limited	10,967	194,526
Balrampur Chini Mills	542,389	852,595
Bank of Baroda	70,627	1,528,312
Canara Bank	98,785	1,384,585
Dena Bank	142,381	332,685
Hindalco Industries Ltd.	136,243	640,047
IDBI Bank Ltd.	93,874	299,968

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
INDIA (continued)		
Indian Bank	146,231	$ 763,044
Indian Overseas Bank	104,087	332,952
Oil and Natural Gas Corp. Limited	197,980	1,286,348
Oriental Bank of Commerce	118,818	1,041,772
Patni Computer Systems	39,681	423,994
Rolta India Limited	105,862	330,915
Syndicate Bank	135,173	375,860
Tata Chemicals Ltd.	102,726	787,808
Triveni Engineering & Industries Ltd.	57,354	124,495
Union Bank of India	73,438	575,384
Vijaya Bank	435,135	776,696
		14,073,065
INDONESIA—2.6%		
PT Astra International Tbk	263,388	1,724,159
PT Bank Mandiri	222,356	173,646
PT Charoen Pokphand Indonesia Tbk	1,264,507	294,072
PT Indika Energy Tbk	863,500	391,711
PT Indo Tambangraya Megah Tbk	165,500	878,105
PT Kalbe Farma Tbk	1,356,500	529,670
PT PP London Sumatra Indonesia Tbk	765,000	199,871
PT United Tractors Tbk	290,000	722,710
		4,913,944
MALAYSIA—3.8%		
Affin Holdings Berhad	191,000	220,718
DRB-HICOM Berhad	209,700	159,244
Genting Malaysia Berhad	777,000	944,073
Hong Leong Bank Berhad	140,671	457,486
Hong Leong Financial Group Berhad	134,400	399,373
KLCC Property Holdings Berhad	137,400	151,520
Kuala Lumpur Kepong Berhad	60,500	423,475
Lafarge Malayan Cement Berhad	192,171	469,522
Malayan Banking Berhad	474,700	1,404,313
PLUS Expressways Berhad	293,300	433,837
PROTON Holdings Berhad	56,700	66,271
RHB Capital Berhad	374,670	1,061,385
SapuraCrest Petroleum Berhad	212,600	263,929
Telekom Malaysia Berhad	328,705	438,454
Top Glove Berhad	91	162
WCT Berhad	260,400	261,367
		7,155,129

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
MEXICO—3.9%		
Alfa SAB, Series A	126,294	$ 1,631,712
America Movil SAB de C.V., Series L	657,347	1,907,840
Coca-Cola FEMSA, S.A.B. de C.V. (c)	10,501	808,472
Embotelladoras Arca, S. A. B. de C.V.	61,270	354,675
Fomento Economico Mexicano SAB (c)	30,354	1,781,780
GRUMA, S.A.B. de C.V., Series B (a)	40,111	84,072
Grupo Bimbo SAB de C.V., Series B	39,320	332,725
Organizacion Soriana S.A.B. de C.V., Class B (b)	87,648	308,879
Telefonos de Mexico SA, Series L (c)	1,715	31,316
		7,241,471
PERU—0.4%		
Banco Continental S.A.	101,302	252,984
Intergroup Financial Services—CMN	7,778	224,784
Sociedad Minera Cerro Verde SAA	5,866	265,730
		743,498
PHILIPPINES—0.2%		
SM Investments Corporation	32,699	391,032
POLAND—2.0%		
Asseco Poland SA	11,994	227,468
KGHM Polska Miedz SA	32,107	2,035,742
Polski Koncern Naftowy ORLEN S.A. (a)	69,327	1,284,308
Polskie Gornictwo Naftowe i Gazownictwo SA	136,488	180,572
		3,728,090
RUSSIA—6.8%		
Evraz Group SA (a)(b)(d)	22,260	883,722
Gazprom (c)	98,148	3,177,051
LUKoil (c)	42,747	3,062,823
Norilsk Nickel Mining and Metallurgical Co. (c)	80,043	2,116,337
Pharmstandard (a)(d)	2,974	83,123
Severstal (d)	96,185	1,886,188
Tatneft (c)	34,306	1,515,982
		12,725,226
SINGAPORE—0.7%		
Yangzijiang Shipbuilding Holdings Limited	842,741	1,210,412
SOUTH AFRICA—5.5%		
Adcock Ingram Holdings Ltd.	28,479	233,714
AVI Limited	26,166	115,928
Barloworld Limited	94,993	1,048,305

QUANT EMERGING MARKETS FUND

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
SOUTH AFRICA (continued)		
Capital Property Fund	106,466	$ 125,041
Emira Property Fund	44,784	85,545
FirstRand Limited	85,575	254,108
Fountainhead Property Trust Management Ltd.	201,541	184,004
Gold Fields Ltd. (c)	75,297	1,314,686
Imperial Holdings Limited	68,943	1,163,139
Investec Limited	99,230	774,020
Kumba Iron Ore Limited	4,788	338,110
Life Healthcare Group Holdings Ltd.	115,294	270,649
MMI Holdings Ltd.	219,631	540,236
Mondi Limited	20,571	201,486
Nampak Limited	69,015	223,695
Netcare Limited	166,900	357,520
Reunert Limited	31,269	270,607
RMB Holdings Ltd.	202,961	839,549
RMI Holdings Ltd.	202,961	349,312
Sanlam Limited	353,539	1,441,524
Santam Limited	7,287	136,934
Wilson Bayly Holmes-Ovcon Limited	7,649	122,040
		10,390,152
SOUTH KOREA—15.3%		
BS Financial Group, Inc. (a)	88,216	1,278,668
Daegu Bank	33,171	544,307
Daelim Industrial Co., Ltd.	11,588	1,130,330
Daishin Securities Company	30,997	416,797
Daum Communications Corp.	4,592	410,243
Dongbu Insurance Co., Ltd.	1,365	62,342
Dongkuk Steel Mill Company, Ltd.	36,790	1,324,769
GS Home Shopping, Inc.	1,976	245,705
Halla Climate Control Corp.	23,544	449,653
Hana Financial Group, Inc.	31,360	1,356,518
Hanwha Chemical Corporation	73,971	2,919,863
Hyundai Motor Company	9,002	1,665,897
Kangwon Land, Inc.	62,288	1,445,125
Korea Exchange Bank	79,070	697,030
KP Chemical Corp.	74,771	1,843,799
LG Corp.	25,010	1,865,006
LG Display Co., Ltd.	38,821	1,217,414
LG Electronics, Inc.	7,133	682,770
LG International Corp.	19,835	764,867
NEOWIZ Games Corporation (a)	21,453	983,715

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
SOUTH KOREA (continued)		
Pohang Iron and Steel Company (POSCO)	757	$ 348,498
Samsung Electronics Co., Ltd.	6,460	5,488,600
SeAH Besteel Corporation	6,270	282,363
SK Holdings Co., Ltd.	6,149	924,915
SK Innovation Co., Ltd.	2,074	398,937
		28,748,131
TAIWAN—12.9%		
Acer, Inc.	397,559	811,166
Advantech Co., Ltd.	75,000	232,092
ASUSTeK Computer, Inc.	89,000	770,255
China Bills Finance Corporation	674,576	250,043
Chunghwa Telecom Co., Ltd.	501,600	1,562,463
Coretronic Corp.	243,000	392,515
Delta Electronics, Inc.	310,000	1,228,130
Eternal Chemical Co., Ltd.	501,269	591,503
Farglory Land Development Co., Ltd.	221,000	471,212
Formosa Chemicals & Fiber Corporation	251,000	951,711
Fubon Financial Holding Co., Ltd.	992,000	1,317,314
HTC Corporation	47,000	1,838,029
Huaku Development Co., Ltd.	179,000	501,576
Lite-On Technology Corp.	798,682	983,194
Pou Chen Corporation	1,084,000	1,000,820
Powertech Technology, Inc.	28,407	88,970
President Chain Store Corp.	257,000	1,140,513
Radiant Opto-Electronics Corporation	212,000	509,697
SoftWorld International Corp.	119,102	459,697
Taiwan Cement Corporation	810,000	977,845
Taiwan Semiconductor Manufacturing Co., Ltd.	1,623,470	3,897,675
TECO Electric & Machinery Co., Ltd.	691,000	484,063
Tripod Technology Corporation	65,000	286,246
U-Ming Marine Transport Corporation	481,231	1,024,435
Uni-President Enterprises Corporation	578,000	792,117
United Microelectronics Corporation	2,108,022	1,096,789
Wintek Corporation (a)	268,000	474,820
		24,134,890

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
THAILAND—1.6%		
Banpu PCL	2,975	$ 75,543
Charoen Pokphand Foods PCL (e)	1,299,200	1,106,113
CP ALL PCL	804,535	1,064,024
Thai Airways International PCL	375,531	468,715
TISCO Financial Group PCL	281,200	362,599
		3,076,994
TURKEY—2.1%		
Arcelik AS	125,377	579,393
Eis Eczacibasi Ilac Ve Sinai	131,796	201,313
Ford Otomotiv Sanayi AS	27,935	266,685
Selcuk Ecza Deposu Ticaret Ve Sanayi AS	93,444	149,384
Tofas Turk Otomobil Fabrikasi AS	66,888	377,504
Tupras—Turkiye Petrol Rafinerileri AS	6,765	198,784
Turkiye Sise ve Cam Fabrikalari AS (a)	334,398	753,183
Turkiye Halk Bankasi AS	159,020	1,229,920
Ulker Biskuvi Sanayi AS	74,605	271,370
		4,027,536
TOTAL COMMON STOCK		
(Cost $139,510,718)		176,346,370

Preferred Stock—6.0%

	Shares	Value
BRAZIL—6.0%		
Banco do Estado do Rio Grande do Sul SA	96,944	1,195,848
Brasil Telecom Participacoes SA	49,825	445,213
Eletropaulo Metropolitana SA	46,487	1,029,906
Industrias Klabin de Papel e Celulose	279,686	1,132,853
Itau Unibanco Holding SA	24,551	586,108
Metalurgica Gerdau SA	76,820	1,148,446
Suzano Papel e Celulose SA	109,640	1,012,662
Telecomunicacoes de Sao Paulo SA	26,780	644,909
Ultrapar Participacoes SA	73,204	1,214,339
Vale SA, Class A	99,425	2,891,620
TOTAL PREFERRED STOCK		
(Cost $9,561,486)	72,950,876	11,301,904

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
Rights—0.0%		
SOUTH AFRICA—0.0%		
Fountainhead Property Trust	1	$ 0
TOTAL INVESTMENTS (EXCLUDING INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED)		
(Cost $149,072,204)		187,648,274

	Par Value	Value
INVESTMENTS PURCHASED WITH CASH COLLATERAL FROM SECURITIES LOANED—3.2%		
Money Market—3.2%		
JP Morgan Prime Money Market Fund—Inst.		
(Cost $6,033,852)	$6,033,852	6,033,852
TOTAL INVESTMENTS—103.2%		
(Cost $155,106,056) (f)		193,682,126
OTHER ASSETS & LIABILITIES (Net)—(3.2%)		(6,029,363)
NET ASSETS—100%		$187,652,763

(a) Non-income producing security.
(b) All or a portion of this security was out on loan.
(c) ADR—American Depositary Receipts
(d) GDR—Global Depositary Receipts
(e) NVDR—Non-Voting Depository Receipts
(f) At March 31, 2011, the unrealized appreciation based on aggregate cost for federal tax purposes of $156,354,727 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$40,649,283
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(3,321,884)
Net unrealized appreciation / (depreciation)	$37,327,399

The percentage of each investment category is calculated as a percentage of net assets.

QUANT EMERGING MARKETS FUND

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Financials	23.7%
Materials	15.6%
Energy	15.0%
Information Technology	13.2%
Industrials	8.5%
Consumer Discretionary	8.3%
Consumer Staples	7.5%
Telecommunication Services	5.2%
Health Care	1.5%
Utilities	1.5%
Cash and Other Assets (Net)	0.0%
	100.0%

SCHEDULE OF INVESTMENTS

March 31, 2011

Common Stock—92.9%

	Shares	Value
AUSTRALIA—2.2%		
BHP Billiton Ltd.	208,300	$ 10,045,657
BELGIUM—2.6%		
KBC Groep N.V. (a)	167,985	6,322,490
Solvay S.A.	45,180	5,356,722
		11,679,212
CANADA—2.4%		
Methanex Corporation	341,607	10,631,601
FINLAND—6.8%		
Kone OYJ-B	210,900	12,145,102
Konecranes OYJ	148,280	6,871,164
YIT OYJ	384,617	11,412,708
		30,428,974
FRANCE—3.8%		
Christian Dior S.A.	67,973	9,576,690
Imerys S.A.	69,252	5,081,283
Transgene S.A. (a)	142,827	2,508,011
		17,165,984
GERMANY—15.1%		
BASF SE	130,100	11,262,096
Demag Cranes AG	128,000	6,523,276
Hannover Rueckvers	156,800	8,568,154
Muenchener Rueckvers AG	41,100	6,470,880
Symrise AG	342,950	10,064,446
Tognum AG	388,200	13,985,816
Wincor Nixdorf AG	131,700	10,672,068
		67,546,736
INDIA—3.1%		
Infosys Technologies Ltd. (b)	48,800	3,498,960
State Bank of India (c)	81,050	10,455,450
		13,954,410
IRELAND—6.3%		
CRH plc	339,653	7,799,390
Greencore Group plc	4,794,128	8,023,987
Smurfit Kappa Group plc (a)	998,510	12,675,760
		28,499,137
ITALY—2.0%		
Trevi Finanziaria SpA	659,726	8,847,564

The accompanying notes are an integral part of these financial statements.

QUANT FOREIGN VALUE FUND

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
JAPAN—13.0%		
Asahi Breweries Ltd.	476,600	$ 7,963,487
Iino Kaiun Kaisha, Ltd.	1,140,300	6,240,859
Kansai Electric Power Company Inc.	347,200	7,596,704
KDDI Corporation	1,314	8,175,788
Meiji Holdings Co., Ltd.	208,000	8,405,944
Nippon Yusen Kabushiki Kaisha	2,157,000	8,469,554
Nichirei Corporation	419,000	1,797,088
Showa Denko K.K.	4,739,000	9,561,593
		58,211,017
NORWAY—3.2%		
Camillo Eitzen & Co. ASA (a)	588,679	1,074,474
DnB NOR ASA	856,692	13,136,290
		14,210,764
SOUTH AFRICA—3.5%		
Metorex Ltd. (a)	4,915,693	4,698,557
Sasol Ltd.	190,535	11,019,729
		15,718,286
SOUTH KOREA—4.8%		
Samsung Electronics Company Ltd.	16,285	13,836,200
SK Telecom Company Ltd.	51,793	7,719,728
		21,555,928
SWEDEN—8.1%		
Duni AB	1,179,500	13,218,172
Investor AB, Class B	502,056	12,183,104
Svenska Handelsbanken AB, Class A	328,500	10,770,918
		36,172,194
SWITZERLAND—1.7%		
Novartis AG	138,400	7,528,210
THAILAND—4.1%		
Thai Oil PCL	6,724,400	18,509,053
UNITED KINGDOM—10.2%		
Barratt Developments plc (a)	5,339,856	9,435,208
BBA Aviation plc	636,013	2,074,074
Bellway plc	798,763	8,921,991
Lloyds TSB Group plc (a)	6,182,217	5,763,419
Persimmon plc	1,116,958	7,976,850

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
UNITED KINGDOM (continued)		
Taylor Wimpey plc (a)	17,610,191	$ 11,479,912
		45,651,454
TOTAL COMMON STOCK		
(Cost $406,574,899)		$416,356,181

Short Term Investments—6.8%

	Par Value	Value
COMMERCIAL PAPER—5.3%		
Toyota Credit DE PR Corp., 0.09%,		
due 4/5/2011		
(Cost $7,733,000)	$ 7,733,000	7,733,000
Toyota Motor Credit, 0.08%,		
due 4/1/2011		
(Cost $7,879,000)	$ 7,879,000	7,879,000
Toyota Motor Credit, 0.08%,		
due 4/4/2011		
(Cost $7,878,000)	$ 7,878,000	7,878,000
Total Commercial Paper		23,490,000
Money Market—1.5%		
State Street Global Advisors FDS		
(Cost $6,834,022)	$ 6,834,022	6,834,022
TOTAL SHORT TERM INVESTMENTS—6.8%		
(Cost $30,324,022)		30,324,022
TOTAL INVESTMENTS—99.7%		
(Cost $436,898,921) (d)		446,680,203
OTHER ASSETS & LIABILITIES (NET)—0.3%		1,660,311
NET ASSETS—100%		$448,340,514

(a) Non-income producing security
(b) ADR—American Depository Receipts
(c) GDR—Global Depository Receipts
(d) At March 31, 2011, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $436,965,680 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 89,817,708
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(80,103,185)
Net unrealized appreciation / (depreciation)	$ 9,714,523

The percentage of each investment category is calculated as a percentage of net assets.

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Materials	19.4%
Industrials	17.3%
Financials	16.4%
Consumer Discretionary	13.5%
Energy	6.6%
Information Technology	6.3%
Consumer Staples	5.9%
Telecommunication Services	3.6%
Health Care	2.2%
Utilities	1.7%
Other Assets & Liabilities	7.1%

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF INVESTMENTS

March 31, 2011

Common Stock—85.3%

	Shares	Value
AUSTRALIA—4.2%		
Austal Limited	433,330	$ 1,364,484
Industrea Limited	896,292	1,299,731
Sigma Pharmaceuticals Ltd. (a)	3,204,600	1,626,470
		4,290,685
BELGIUM—2.9%		
Agfa-Gevaert Group (a)	288,540	1,248,258
Kinepolis Group	21,100	1,690,945
		2,939,203
BRAZIL—2.0%		
Equatorial Energia SA	194,485	1,517,018
Redentor Energia SA (a)	124,485	547,766
		2,064,784
CANADA—1.4%		
Astral Media, Inc.	35,800	1,424,927
CHINA—13.3%		
China Fishery Group Limited	781,972	1,309,285
China Gerui Advanced Materials Group Limited (a)	256,100	1,203,670
China Hongxing Sports Limited (c)	10,258,400	889,327
China Natural Gas, Inc. (a)	225,200	1,256,616
Lihua International, Inc. (a)	136,100	1,194,958
Samson Holding Ltd.	6,241,300	1,252,209
Sichuan Expressway Company Limited	2,072,060	1,351,100
Texwinca Holdings Limited	1,226,300	1,301,152
VST Holdings Ltd. (a)	3,758,500	1,126,284
VTech Holdings Limited	115,700	1,312,439
Xinhua Winshare Publishing and Media Co., Ltd.	2,398,300	1,415,772
		13,612,812
FRANCE—1.3%		
Bonduelle SA	13,900	1,309,126
GERMANY—1.4%		
Demag Cranes AG	27,500	1,401,485
INDIA—2.4%		
LIC Housing Finance Ltd.	114,800	579,856
Manappuram General Finance and Leasing Ltd.	470,600	1,423,039
South Indian Bank Ltd.	489,520	251,374
Usha Martin Group Ltd.	193,060	247,196
		2,501,465

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
IRELAND—5.7%		
Glanbia plc	244,100	$ 1,471,483
Greencore Group plc	899,368	1,505,282
IFG Group plc	755,185	1,446,058
United Drug plc	445,117	1,452,114
		5,874,937
ITALY—2.6%		
De'Longhi SpA	156,410	1,511,920
Trevi Finanziaria SpA	89,800	1,204,305
		2,716,225
JAPAN—5.3%		
Accordia Golf Co., Ltd.	1,653	1,172,298
Chugoku Marine Paints, Ltd.	142,100	1,196,614
DaiichiKosho Co. Ltd.	71,600	1,223,177
Iino Kaiun Kaisha, Ltd.	286,000	1,565,277
Nichirei Corporation	63,000	270,207
		5,427,573
LUXEMBOURG—1.1%		
Transcom WorldWide S.A. (b)	370,890	1,104,460
NETHERLANDS—1.9%		
Dockwise Ltd. (a)	71,444	1,943,115
NORWAY—3.9%		
ABG Sundal Collier Holding ASA	953,800	1,309,987
SpareBank 1SMN	136,104	1,229,807
SpareBank NOrd-Norge	161,332	1,443,185
		3,982,979
PHILIPPINES—2.0%		
Manila Water Company, Inc.	4,803,770	2,010,057
SINGAPORE—3.2%		
Breadtalk Group Ltd.	2,453,100	1,284,753
M1 Ltd.	1,038,900	1,986,787
		3,271,540
SOUTH AFRICA—3.2%		
Clicks Group Limited	260,000	1,634,747
Metorex Limited (a)	1,753,700	1,676,235
		3,310,982

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
SWEDEN—4.2%		
Duni AB	131,400	$ 1,472,546
Loomis AB	89,300	1,414,486
Nolato AB	114,900	1,374,086
		4,261,118
SWITZERLAND—3.0%		
Bobst Group SA (a)	33,500	1,538,023
Vetropack Holding AG	726	1,506,059
		3,044,082
THAILAND—2.5%		
Hana Microelectronics PCL	1,589,680	1,261,442
Thai Union Frozen Products plc	871,395	1,325,316
		2,586,758
UNITED KINGDOM—17.8%		
Alternative Networks plc	649,100	2,343,844
BBA Aviation plc	386,036	1,258,885
Character Group plc	437,300	1,347,458
Clarkson plc	72,300	1,485,193
CSR plc	214,200	1,270,533
Galliford Try plc	271,628	1,634,709
Halfords Group plc	228,716	1,278,085
Hampson Industries plc	2,198,100	952,458
Healthcare Locums plc (c)	792,810	1,374,129
Keller Group plc	124,500	1,238,784
The Restaurant Group plc	278,400	1,340,371
Vitec Group plc	142,734	1,375,546
Wetherspoon (JD) plc	188,200	1,282,130
		18,182,125
TOTAL COMMON STOCK		
(Cost $70,647,567)		87,260,438

Preferred Stock—1.6%

	Shares	Value
GERMANY—1.6%		
Drägerwerk AG		
(Cost $621,858)	16,600	1,613,568

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

	Shares	Value
Warrants—5.4%		
India—5.4%		
KRBL Limited Derivative (a)	1,679,000	$ 1,007,400
LIC Housing Finance Derivative	204,200	1,035,294
NIIT Technologies Derivative (a)	276,900	1,146,366
South Indian Bank Derivative (a)	2,535,250	1,292,978
Usha Martin Group Derivative (a)	807,100	1,033,088
(Cost $2,692,091)		5,515,126

	Par Value	Value
Short Term Investments—7.5%		
Money Market—7.5%		
State Street Global Advisors FDS		
(Cost $7,712,945)	$7,712,945	7,712,945
TOTAL SHORT TERM INVESTMENTS—7.5%		7,712,945
TOTAL INVESTMENTS—99.8%		
(Cost $81,674,461) (d)		102,102,077
OTHER ASSETS & LIABILITIES (NET)—0.2%		177,508
NET ASSETS—100%		$102,279,585

(a) Non-income producing security
(b) SDR—Special Depository Receipts
(c) Valued at a fair value in accordance with procedures established by the Board of Trustees. As of March 31, 2011 the securities had a value of $2,263,456 (2.2% of Net Assets)
(d) At March 31, 2011, the unrealized appreciation of investments based on aggregate cost for federal tax purposes of $82,912,787 was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$21,134,675
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(1,945,385)
Net unrealized appreciation / (depreciation)	$19,189,290

The percentage of each investment category is calculated as a percentage of net assets.

SCHEDULE OF INVESTMENTS (continued)

March 31, 2011

SECTOR ALLOCATIONS
(as a percentage of Total Net Assets)

Consumer Discretionary	21.1%
Industrials	19.6%
Financials	9.8%
Consumer Staples	9.3%
Information Technology	7.3%
Health Care	7.2%
Materials	6.7%
Utilities	5.2%
Telecommunication Services	4.2%
Energy	1.9%
Cash and Other Assets	7.7%

QUANT FUNDS

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2011

	Small Cap	Quality
Assets:		
Investments at value (Includes collateral from securities on loan of $2,174,088; $20,648,376; $6,033,852; $0: $0, respectively)* (Note 2)	$122,336,726	$82,344,903
Repurchase agreements/commercial paper	1,597,037	—
Foreign currency at value (Cost $237,973 for Emerging Markets, $561,961 for Foreign Value, and $1 for Foreign Value Small Cap)	—	—
Cash	—	1,454,026
Dividend, interest and foreign tax reclaims receivable	129,685	178,745
Receivable for investments sold	1,151,144	476,198
Receivable for shares of beneficial interest sold	1,890	—
Other assets	13,863	7,527
Total Assets	$125,230,345	$84,461,399
Liabilities:		
Payable for investments purchased	$ 861,550	$ —
Payable for shares of beneficial interest repurchased	514,179	—
Payable for compensation of manager (Note 3)	102,206	44,314
Payable for distribution fees (Note 3)	23,926	12,975
Payable to custodian	6,346	7,322
Payable to transfer agent (Note 3)	12,756	13,051
Payable for collateral received for securities loaned	2,174,088	20,648,376
Payable for foreign capital gain tax	—	—
Unrealized gain/(loss) on forward foreign currency contracts (Note 2)	—	—
Other accrued expenses and liabilities	53,893	6,007
Total Liabilities	$ 3,748,944	$20,732,045
Net Assets	$121,481,401	$63,729,354

*   Includes securities on loan to brokers with market value of $2,128,882; $20,149,800; $5,753,912; $0; $0, respectively.

STATEMENT OF ASSETS AND LIABILITIES (continued)

March 31, 2011

	Emerging Markets	Foreign Value	Foreign Value Small Cap
	$193,682,126	$423,190,203	$102,102,077
	—	23,490,000	—
	239,906	562,966	1
	—	45,007	—
	553,427	2,450,580	397,469
	19,095	—	—
	12,597	91,416	4,202
	7,239	22,387	—
	$194,514,390	$449,852,559	$102,503,749
	$ —	$ —	$ —
	243,032	86,724	51,260
	153,571	372,889	83,999
	36,096	76,708	16,334
	156,132	19,853	10,049
	26,286	80,324	16,611
	6,033,852	—	—
	169,063	845,693	19,724
	—	2,169	—
	43,595	27,685	26,187
	$ 6,861,627	$ 1,512,045	$ 224,164
	$187,652,763	$448,340,514	$102,279,585

STATEMENT OF ASSETS AND LIABILITIES (continued)

March 31, 2011

	Small Cap	Quality
Net Assets Consist Of:		
Shares of beneficial interest	$118,277,095	$ 75,441,621
Undistributed net investment income	264,541	67,780
Accumulated net realized gain/(loss) on investments and foreign denominated assets, liabilities and currency	(31,066,520)	(12,511,413)
Unrealized appreciation/(depreciation) of investments and foreign denominated assets, liabilities and currency	34,006,285	731,366
Net Assets	$121,481,401	$ 63,729,354
Investments at cost	$ 89,927,478	$ 81,613,537
Net assets		
Ordinary Shares	$113,675,091	$ 62,920,092
Institutional Shares	$ 7,806,310	$ 809,262
Shares of beneficial interest outstanding (unlimited number of shares authorized)		
Ordinary Shares	5,706,518	5,090,493
Institutional Shares	346,996	62,970
Net asset value and offering price per share**		
Ordinary Shares	$ 19.92	$ 12.36
Institutional Shares	$ 22.50	$ 12.85

STATEMENT OF ASSETS AND LIABILITIES (continued)

March 31, 2011

	Emerging Markets	Foreign Value	Foreign Value Small Cap
	$183,265,219	$ 659,281,345	$ 74,306,903
	1,982,045	2,376,458	183,510
	(36,020,508)	(222,314,443)	7,374,844
	38,426,007	8,997,154	20,414,328
	$187,652,763	$ 448,340,514	$102,279,585
	$155,106,056	$ 436,898,921	$ 81,674,461
	$176,386,058	$ 369,550,177	$ 78,306,607
	$ 11,266,705	$ 78,790,337	$ 23,972,978
	7,006,100	25,174,016	6,995,682
	441,295	5,368,165	2,138,501
	$ 25.18	$ 14.68	$ 11.19
	$ 25.53	$ 14.68	$ 11.21

STATEMENT OF OPERATIONS

12 Months Ended March 31, 2011

	Small Cap	Quality
Investment Income:		
Dividends*	$ 2,004,963	$ 1,399,974
Interest	397	296
Sec Lending Income	10,994	18,599
Miscellaneous (Note 2)	—	—
Total Investment Income	2,016,354	1,418,869
Expenses:		
Dividend expense on securities sold short	—	22,016
Stock loan fees	—	81,314
Compensation of manager (Note 3)	1,076,125	518,747
Distribution fees, Ordinary Shares (Note 3)	251,641	128,301
Administrative Fees (Note 3)	32,501	15,667
Custodian and fund accounting fees	67,678	59,720
Regulatory and Compliance (Note 3)	22,462	10,829
Transfer agent fees (Note 3):		
Ordinary Shares	171,445	89,019
Institutional Shares	11,571	931
Audit and legal	38,319	18,386
Registration fees	30,356	24,728
Insurance	8,200	3,956
Compensation of trustees (Note 3)	13,369	6,444
Printing	12,852	6,227
Miscellaneous	14,944	9,752
Total expenses before waivers/reimbursements/ reductions	1,751,463	996,037
Waivers and/or reimbursements of expenses (Note 3)	—	(16,257)
Fees reduced by credits allowed by custodian (Note 3)	—	(18)
Expenses, Net	1,751,463	979,762
Net investment income/(loss)	264,891	439,107
Realized and Unrealized Gain/(loss) on Investments, Foreign Currency, and Foreign Translation:		
Net realized gain/(loss) (Note 2) on:		
Investments	6,902,815	13,460,302
Securities sold short transactions	—	(4,586,102)
Foreign denominated assets, liabilities, and currency	—	—
Futures contracts	—	189,801
Change in unrealized appreciation/(depreciation) of:		
Investments	14,682,547	(6,605,323)
Securities sold short transactions	—	2,091,261
Foreign denominated assets, liabilities, and currency	—	—
Net realized and unrealized gain/(loss) on investment and foreign currency	21,585,362	4,549,939
Net increase/(decrease) in net assets resulting from operations	$21,850,253	$ 4,989,046

* Dividends are net of withholding taxes of $10,806 for Small Cap and $11,048 for Quality, net of foreign withholding taxes of $686,196 for Emerging Markets, $1,101,741 for Foreign Value, and $134,778 for Foreign Value Small Cap.

STATEMENT OF OPERATIONS (continued)

12 Months Ended March 31, 2011

	Emerging Markets	Foreign Value	Foreign Value Small Cap
	$ 6,250,208	$ 8,941,853	$ 2,560,756
	141	12,886	7,695
	20,922	—	—
	1,083	—	—
	6,272,354	8,954,739	2,568,451
	—	—	—
	—	—	—
	2,180,211	4,116,999	1,029,883
	497,386	854,740	227,869
	67,694	125,501	32,211
	431,442	243,485	115,326
	46,881	86,813	22,267
	325,920	573,898	150,311
	30,748	115,749	19,235
	77,933	144,789	36,098
	57,189	50,966	28,002
	17,092	31,638	8,203
	27,895	51,643	13,261
	26,771	49,723	13,030
	25,512	43,260	15,102
	3,812,674	6,489,204	1,710,798
	—	—	—
	—	(9)	(7)
	3,812,674	6,489,195	1,710,791
	2,459,680	2,465,544	857,660
	41,835,088	11,045,566	10,720,029
	—	—	—
	(422,088)	(69,156)	(142,000)
	(5,707,453)	55,370,860	255,338
	—	—	—
	277,189	(458,040)	22,222
	35,982,736	65,889,230	10,855,589
	$38,442,416	$68,354,774	$11,713,249

QUANT FUNDS

STATEMENT OF CHANGES IN NET ASSETS

	Small Cap	
	Year Ended March 31, 2011	Year Ended March 31, 2010
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 264,891	$ 747,601
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	6,902,815	(2,131,430)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	14,682,547	42,535,784
Net increase/(decrease) from operations	$ 21,850,253	$ 41,151,955
Distributions to shareholders from:		
Net investment income		
Ordinary shares	$ (529,869)	$ (166,855)
Institutional shares	(46,439)	(21,762)
Net realized gains		
Ordinary shares	—	—
Institutional shares	—	—
Total distributions	$ (576,308)	$ (188,617)
Fund share transactions (Note 8)	(6,382,018)	(3,597,853)
Contributions to capital from investment manager/brokers	—	25
Increase/(decrease) in net assets	$ 14,891,927	$ 37,365,510
Net assets beginning of period	106,589,474	69,223,964
Net assets end of period*	$121,481,401	$106,589,474
* Includes undistributed net investment income/(loss) of:	$ 264,541	$ 575,958

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Quality	
	Year Ended March 31, 2011	Year Ended March 31, 2010
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 439,107	$ 258,344
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities,		
currency and futures contracts	9,064,001	2,249,050
Unrealized appreciation/(depreciation) of		
investments, foreign denominated assets,		
liabilities, and currency	(4,514,062)	13,603,852
Net increase/(decrease) from operations	$ 4,989,046	$16,111,246
Distributions to shareholders from:		
Net investment income		
Ordinary shares	$ (505,181)	$ (120,372)
Institutional shares	(3,797)	(2,488)
Net realized gains		
Ordinary shares	—	—
Institutional shares	—	—
Total distributions	$ (508,978)	$ (122,860)
Fund share transactions (Note 8)	4,444,910	(4,782,560)
Contributions to capital from investment		
manager/brokers	—	677
Increase/(decrease) in net assets	$ 8,924,978	$11,206,503
Net assets beginning of period	54,804,376	43,597,873
Net assets end of period*	$63,729,354	$54,804,376
* Includes undistributed net investment		
income/(loss) of:	$ 67,780	$ 137,790

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Emerging Markets	
	Year Ended March 31, 2011	Year Ended March 31, 2010
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 2,459,680	$ 2,615,809
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	41,413,000	21,873,966
Unrealized appreciation / (depreciation) of investments, foreign denominated assets, liabilities, and currency	(5,430,264)	107,500,961
Net increase/(decrease) from operations	$ 38,442,416	$131,990,736
Distributions to shareholders from:		
Net investment income		
Ordinary shares	$ (2,386,187)	$ (824,167)
Institutional shares	(114,101)	(111,587)
Net realized gains		
Ordinary shares	—	—
Institutional shares	—	—
Total distributions	$ (2,500,288)	$ (935,754)
Fund share transactions (Note 8)	(80,263,559)	(88,878,390)
Contributions to capital from investment manager/brokers	604	—
Increase/(decrease) in net assets	$ (44,320,827)	$ 42,176,592
Net assets beginning of period	231,973,590	189,796,998
Net assets end of period*	$187,652,763	$231,973,590
* Includes undistributed net investment income/(loss) of:	$ 1,982,045	$ 2,231,034

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Foreign Value	
	Year Ended March 31, 2011	Year Ended March 31, 2010
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 2,465,544	$ 4,669,469
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	10,976,410	(106,488,180)
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	54,912,820	311,243,529
Net increase/(decrease) from operations	$ 68,354,774	$ 209,424,818
Distributions to shareholders from:		
Net investment income		
Ordinary shares	$ (3,725,640)	$ (10,593,651)
Institutional shares	(976,013)	(2,023,876)
Net realized gains		
Ordinary shares	—	—
Institutional shares	—	—
Total distributions	$ (4,701,653)	$ (12,617,527)
Fund share transactions (Note 8)	(53,005,588)	(2,423)
Contributions to capital from investment manager/brokers	71	375
Increase/(decrease) in net assets	$ 10,647,604	$ 196,805,243
Net assets beginning of period	437,692,910	240,887,667
Net assets end of period*	$448,340,514	$ 437,692,910
* Includes undistributed net investment income/(loss) of:	$ 2,376,458	$ 4,681,726

STATEMENT OF CHANGES IN NET ASSETS (continued)

	Foreign Value Small Cap	
	Year Ended March 31, 2011	Period Ended March 31, 2010
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income/(loss)	$ 857,660	$ 653,192
Net realized gain/(loss) on investments		
Foreign denominated assets, liabilities, and currency	10,578,029	1,051,032
Unrealized appreciation/(depreciation) of investments, foreign denominated assets, liabilities, and currency	277,560	34,258,072
Net increase/(decrease) from operations	$ 11,713,249	$ 35,962,296
Distributions to shareholders from:		
Net investment income		
Ordinary shares	(689,222)	(345,343)
Institutional shares	(97,556)	(29,098)
Net realized gains		
Ordinary shares	(3,107,308)	—
Institutional shares	(314,276)	—
Total distributions	$ (4,208,362)	$ (374,441)
Fund share transactions (Note 8)	(38,298,704)	74,915,340
Contributions to capital from investment manager/brokers	—	—
Increase/(decrease) in net assets	$ (30,793,817)	$110,503,195
Net assets beginning of period	133,073,402	22,570,207
Net assets end of period*	$102,279,585	$133,073,402
* Includes undistributed net investment income/(loss) of:	$ 183,510	$ 254,628

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ending March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 16.45	$ 10.22	$ 19.45	$ 23.88	$ 22.99
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.04	0.11	0.06	0.07	(0.19)
Net realized and unrealized gain/(loss) on securities	3.52	6.15	(9.23)	(3.56)	2.91
Total from Investment Operations	3.56	6.26	(9.17)	(3.49)	2.72
Less Distributions:					
Dividends from net investment income	(0.09)	(0.03)	—	(0.11)	—
Distributions from realized capital gains	—	—	(0.06)	(0.83)	(1.83)
Total Distributions	(0.09)	(0.03)	(0.06)	(0.94)	(1.83)
Net Asset Value, End of Period	$ 19.92	$ 16.45	$ 10.22	$ 19.45	$ 23.88
Total Return (d)	21.69%	61.27%	(47.11)%	(15.17)%	12.01%
Net Assets, End of Period (000's)	$113,675	$99,444	$61,943	$119,949	$124,998
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.64%	1.65%	1.64%	1.59%*	1.82%
Net	1.64%	1.65%	1.64%	1.59%*	1.82%
Ratio of net investment income (loss) to average net assets (c)	0.23%	0.81%	0.31%	0.31%	(0.80)%
Portfolio Turnover	71%	50%	72%	39%	41%

*   Expense ratio declined from year ended March 31, 2007 to 2008. The prior year was the result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.

QUANT SMALL CAP FUND

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$18.56	$11.51	$ 21.86	$ 26.71	$ 25.39
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.09	0.20	0.10	0.12	(0.08)
Net realized and unrealized gain/(loss) on securities	3.98	6.91	(10.39)	(3.94)	3.23
Total from Investment Operations	4.07	7.11	(10.29)	(3.82)	3.15
Less Distributions:					
Dividends from net investment income	(0.13)	(0.06)	—	(0.20)	—
Distributions from realized capital gains	—	—	(0.06)	(0.83)	(1.83)
Total Distributions	(0.13)	(0.06)	(0.06)	(1.03)	(1.83)
Net Asset Value, End of Period	$22.50	$18.56	$ 11.51	$ 21.86	$ 26.71
Total Return (d)	21.98%	61.83%	(47.04)%	(14.87)%	12.58%
Net Assets, End of Period (000's)	$7,806	$7,146	$ 7,281	$24,282	$12,400
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.39%	1.41%	1.42%	1.30%	1.31%
Net	1.39%	1.41%	1.42%	1.30%	1.31%
Ratio of net investment income (loss) to average net assets (c)	0.48%	1.35%	0.48%	0.45%	(0.30%)
Portfolio Turnover	71%	50%	72%	39%	41%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
  — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
  — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 11.37	$ 8.24	$ 14.07	$ 17.04	$ 14.76
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.09	0.05	(0.04)	(0.09)	(0.02)
Net realized and unrealized gain/(loss) on securities	1.01	3.10	(5.78)	(2.30)	2.33
Total from Investment Operations	1.10	3.15	(5.82)	(2.39)	2.31
Less Distributions:					
Dividends from net investment income	(0.11)	(0.02)	(0.01)	—	(0.03)
Distributions from realized capital gains	—	—	—	(0.58)	—
Total Distributions	(0.11)	(0.02)	(0.01)	(0.58)	(0.03)
Net Asset Value, End of Period	$ 12.36	$ 11.37	$ 8.24	$ 14.07	$ 17.04
Total Return (d)	9.78%	38.30%	(41.36)%	(14.43)%	15.63%
Net Assets, End of Period (000's)	$62,920	$54,213	$43,014	$69,767	$75,376
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.93%	2.10%	2.71%	2.18%	1.74%
Net including dividend and interest expense for securities sold short	1.89%	2.10%	2.71%	2.12%	1.71%
Net excluding dividend and interest expense for securities sold short	1.85%	1.92%	1.98%	1.90%	1.69%
Ratio of net investment income (loss) to average net assets (c)	0.84%	0.50%	(0.38)%	(0.52)%	(0.14)%
Portfolio Turnover Excluding Short Positions (f)	283%	191%	207%	171%	83%

Note: This fund changed its investment strategy on January 27, 2011.

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

| | Institutional Shares | | | | |
| | Years Ending March 31, | | | | |
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$11.80	$ 8.54	$ 14.71	$ 17.80	$15.40
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.12	0.08	(0.10)	(0.10)	0.06
Net realized and unrealized gain/(loss) on securities	1.06	3.22	(6.02)	(2.41)	2.44
Total from Investment Operations	1.18	3.30	(6.12)	(2.51)	2.50
Less Distributions:					
Dividends from net investment income	(0.13)	(0.04)	(0.05)	—	(0.10)
Distributions from realized capital gains	—	—	—	(0.58)	—
Total Distributions	(0.13)	(0.04)	(0.05)	(0.58)	(0.10)
Net Asset Value, End of Period	$12.85	$11.80	$ 8.54	$ 14.71	$17.80
Total Return (d)	10.07%	38.71%	(41.66)%	(14.49)%	16.22%
Net Assets, End of Period (000's)	$ 809	$ 591	$ 584	$ 1,009	$1,279
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.71%	1.81%	3.19%	2.23%	1.25%
Net including dividend and interest expense for securities sold short	1.67%	1.81%	3.19%	2.17%	1.22%
Net excluding dividend and interest expense for securities sold short	1.63%	1.63%	2.46%	1.95%	1.20%
Ratio of net investment income (loss) to average net assets (c)	1.08%	0.75%	(0.86)%	(0.56)%	0.35%
Portfolio Turnover Excluding Short Positions (f)	283%	191%	207%	171%	83%

Note: This Fund changed its investment strategy on November 1, 2006 from Growth & Income to Long/Short then on January 27, 2011 changed from Long/Short to Quality.

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses net fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | |
| | Years Ended March 31, | | | | |
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 21.23	$ 12.06	$ 27.04	$ 23.34	$ 19.85
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.24	0.18	0.33	0.26	0.16
Net realized and unrealized gain/(loss) on securities	3.96	9.05	(14.76)	4.42	4.02
Total from Investment Operations	4.20	9.23	(14.43)	4.68	4.18
Less Distributions:					
Dividends from net investment income	(0.25)	(0.06)	(0.43)	(0.16)	(0.22)
Distributions from realized capital gains	—	—	(0.12)	(0.82)	(0.47)
Total Distributions	(0.25)	(0.06)	(0.55)	(0.98)	(0.69)
Net Asset Value, End of Period	$ 25.18	$ 21.23	$ 12.06	$ 27.04	$ 23.34
Total Return (d)	19.86%	76.56%	(53.27)%	19.35%	21.36%
Net Assets, End of Period (000's)	$176,386	$205,727	$164,133	$491,462	$276,698
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.77%	1.74%	1.67%	1.60%	1.67%
Net	1.77%	1.74%	1.67%	1.60%	1.67%
Ratio of net investment income (loss) to average net assets (c)	1.05%	0.99%	1.66%	0.91%	0.77%
Portfolio Turnover	68%	120%	67%	18%	24%

QUANT EMERGING MARKETS FUND

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 21.48	$ 12.19	$ 27.46	$ 23.67	$ 20.11
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.42	0.27	0.34	0.33	0.21
Net realized and unrealized gain/(loss) on securities	3.89	9.11	(14.98)	4.50	4.08
Total from Investment Operations	4.31	9.38	(14.64)	4.83	4.29
Less Distributions:					
Dividends from net investment income	(0.26)	(0.09)	(0.51)	(0.22)	(0.26)
Distributions from realized capital gains	—	—	(0.12)	(0.82)	(0.47)
Total Distributions	(0.26)	(0.09)	(0.63)	(1.04)	(0.73)
Net Asset Value, End of Period	$ 25.53	$ 21.48	$ 12.19	$ 27.46	$ 23.67
Total Return (d)	20.14%	77.02%	(53.17)%	19.67%	21.68%
Net Assets, End of Period (000's)	$11,267	$26,247	$25,664	$40,501	$12,759
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.51%	1.50%	1.48%	1.39%	1.41%
Net	1.51%	1.50%	1.48%	1.39%	1.41%
Ratio of net investment income (loss) to average net assets (c)	1.94%	1.48%	1.82%	1.12%	1.02%
Portfolio Turnover	68%	120%	67%	18%	24%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares				
	Years Ended March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 12.45	$ 6.97	$ 19.87	$ 23.07	$ 19.91
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.07	0.13	0.35	0.19	0.18
Net realized and unrealized gain/(loss) on securities	2.31	5.71	(11.53)	(2.11)	4.12
Total from Investment Operations	2.38	5.84	(11.18)	(1.92)	4.30
Less Distributions:					
Dividends from net investment income	(0.15)	(0.36)	(0.11)	(0.19)	(0.07)
Distributions from realized capital gains	—	—	(1.61)	(1.09)	(1.07)
Total Distributions	(0.15)	(0.36)	(1.72)	(1.28)	(1.14)
Net Asset Value, End of Period	$ 14.68	$ 12.45	$ 6.97	$ 19.87	$ 23.07
Total Return (d)	19.17%	84.05%	(55.95)%	(8.71)%	22.08%
Net Assets, End of Period (000's)	$369,550	$369,626	$193,798	$781,136	$778,104
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.62%	1.62%	1.62%	1.56%	1.60%
Net	1.62%	1.62%	1.62%	1.56%	1.60%
Ratio of net investment income (loss) to average net assets (c)	0.56%	1.17%	2.49%	0.83%	0.88%
Portfolio Turnover	9%	24%	20%	44%	19%

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares				
	Years Ending March 31,				
	2011	2010	2009	2008	2007
Net Asset Value, Beginning of Period	$ 12.45	$ 6.98	$ 19.98	$ 23.19	$ 20.01
Income from Investment Operations:					
Net investment income (loss) (a)(b)(c)	0.10	0.14	0.38	0.26	0.25
Net realized and unrealized gain/(loss) on securities	2.31	5.71	(11.60)	(2.13)	4.12
Total from Investment Operations	2.41	5.85	(11.22)	(1.87)	4.37
Less Distributions:					
Dividends from net investment income	(0.18)	(0.38)	(0.17)	(0.25)	(0.12)
Distributions from realized capital gains	—	—	(1.61)	(1.09)	(1.07)
Total Distributions	(0.18)	(0.38)	(1.78)	(1.34)	(1.19)
Net Asset Value, End of Period	$ 14.68	$ 12.45	$ 6.98	$ 19.98	$ 23.19
Total Return (d)	19.48%	84.12%	(55.85)%	(8.49)%	22.37%
Net Assets, End of Period (000's)	$78,790	$68,067	$47,090	$140,999	$115,200
Ratios and Supplemental Data:					
Ratios of expenses to average net assets: (e)					
Gross	1.37%	1.37%	1.38%	1.32%	1.35%
Net	1.37%	1.37%	1.38%	1.32%	1.35%
Ratio of net investment income (loss) to average net assets (c)	0.79%	1.29%	2.77%	1.18%	1.13%
Portfolio Turnover	9%	24%	20%	44%	19%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
   — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
   — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

The accompanying notes are an integral part of these financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Ordinary Shares		
	Period Ended March 31,		
	2011	2010	2009
Net Asset Value, Beginning of Period	$ 10.28	$ 4.82	$ 10.00
Income from Investment Operations:			
Net investment income (loss) (a)(b)(c)	0.09	0.07	0.03
Net realized and unrealized gain/(loss) on securities	1.25	5.42	(5.15)
Total from Investment Operations	1.34	5.49	(5.12)
Less Distributions:			
Dividends from net investment income	(0.08)	(0.03)	(0.04)
Distributions from realized capital gains	(0.35)	—	(0.02)
Total Distributions	(0.43)	(0.03)	(0.06)
Net Asset Value, End of Period*	$ 11.19	$ 10.28	$ 4.82
Total Return (d)	13.12%	114.00%	(51.25)%
Net Assets, End of Period (000's)	$78,307	$124,971	$18,978
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (e)			
Gross	1.69%	1.64%	2.00%**
Net	1.69%	1.64%	1.97%**
Ratio of net investment income (loss) to average net assets (c)	0.82%	0.82%	0.66%**
Portfolio Turnover	54%	14%	10%

FINANCIAL HIGHLIGHTS (continued)

(For a share outstanding throughout each period)

	Institutional Shares		
	Period Ending March 31,		
	2011	2010	2009
Net Asset Value, Beginning of Period	$ 10.30	$ 4.82	$ 10.00
Income from Investment Operations:			
Net investment income (loss) (a)(b)(c)	0.09	0.11	0.07
Net realized and unrealized gain/(loss) on securities	1.28	5.41	(5.19)
Total from Investment Operations	1.37	5.52	(5.12)
Less Distributions:			
Dividends from net investment income	(0.11)	(0.04)	(0.04)
Distributions from realized capital gains	(0.35)	—	(0.02)
Total Distributions	(0.46)	(0.04)	(0.06)
Net Asset Value, End of Period*	$ 11.21	$ 10.30	$ 4.82
Total Return (d)	13.40%	114.55%	(51.20)%
Net Assets, End of Period (000's)	$23,973	$ 8,103	$ 3,592
Ratios and Supplemental Data:			
Ratios of expenses to average net assets: (e)			
Gross	1.44%	1.43%	1.88%**
Net	1.44%	1.43%	1.85%**
Ratio of net investment income (loss) to average net assets (c)	0.92%	1.27%	1.10%**
Portfolio Turnover	54%	14%	10%

*   Fund commenced operations May 1, 2008.
** Annualized.
(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
    — Gross (total expenses before fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
    — Net (total expenses net of fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

NOTES TO FINANCIAL STATEMENTS

1. Organization of the Trust

The Quantitative Group of Funds d/b/a "Quant Funds" (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Trust currently has five series (each a "Fund" and collectively the "Funds") each with a distinct investment objective.

Quant Small Cap Fund ("Small Cap") seeks maximum long-term capital appreciation.

Quant Quality Fund ("Quality") seeks long-term growth of capital. Prior to January 27, 2011, the Fund was called Quant Long/Short Fund ("Long/Short"). Prior to that date, the Fund pursued the same investment objective but used a long-short investment strategy.

Quant Emerging Markets Fund ("Emerging Markets") seeks long-term growth of capital.

Quant Foreign Value Fund ("Foreign Value") seeks long-term capital growth and income.

Quant Foreign Value Small Cap Fund ("Foreign Value Small Cap") seeks long-term capital growth and income.

Each Fund offers two classes of shares designated as Ordinary Shares and Institutional Shares. The classes differ principally in their respective expense structure and minimum investment requirements. Each class of shares represents an interest in the same portfolio of investments of the respective Fund and has equal rights to voting, redemptions, dividends and liquidation. Ordinary Shares bear distribution (Rule 12b-1) fees and have exclusive voting rights with respect to the distribution plan that has been adopted by Ordinary Share shareholders. There is no distribution plan for Institutional Shares.

At times, a Fund's investments may represent industries or industry sectors that are interrelated or have common risks, making it more susceptible to any economic, political, or regulatory developments or other risks affecting those industries and sectors. To the extent that a Fund is permitted to invest in foreign markets, emerging markets or countries with limited or developing markets such investments may subject the Fund to a greater degree of risk than in the U.S. market or a developed market. Risks associated with these foreign and developing markets include political, social or economic factors and may affect the price of a Fund's investments and income generated by these investments, as well as a Fund's ability to repatriate such amounts. Information regarding each Fund's principal risks is contained in the Fund's prospectus. Please refer to those documents when considering a Fund's risks.

2. Significant Accounting Policies

Each Fund's financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Those principals require the management of the Funds to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gains and losses on investments during the reporting year. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements, which are consistent with those policies generally accepted in the investment company industry.

Security Valuation

Portfolio securities are valued each business day generally at the last reported sale price on the principal exchange or market on which they are traded. If there is no such reported sale, the securities generally are valued at the mean between the last reported bid and asked prices. For certain securities, where no such sales have been reported, a Fund may value such securities at the last reported bid price. In the event that there is information suggesting that valuation of such securities based upon bid and/or asked prices may not be accurate, a Fund may value such securities in good faith at fair value in accordance with procedures (the "Valuation Procedures") established by the Funds' Board of Trustees (the "Trustees"), which may include a determination to value such securities at the last reported sales price. Short-term investments that mature in 60 days or less are valued at amortized cost. Securities quoted in foreign currencies are translated into U.S. dollars based upon the prevailing exchange rate on each business day. Other assets and securities for which no quotations are readily available are valued at fair value as determined in good faith using the Valuation Procedures. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect a Fund's NAV. Because foreign markets may be open at different times than the New York Stock Exchange, the value of a Fund's shares may change on days when shareholders are not able to buy or sell them. If events materially affecting the values of a Fund's foreign investments occur between the close of foreign markets and the close of regular trading on the New York Stock Exchange, these investments may be valued at their fair value as determined in good faith using the Valuation Procedures.

The Fund has adopted fair valuation accounting standards that establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs used to develop the measurements of fair value. These inputs are summarized in the three broad levels listed below:

- Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

- Level 2 — Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

- Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund's own assumptions about the assumptions a market participant would use in valuing the asset liability, and would be based on the best information available.

NOTES TO FINANCIAL STATEMENTS (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. The following is a summary of the inputs used to value the Fund's net assets as of March 31, 2011:

	Quoted Prices In Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Carrying Value at March 31, 2011 Total
Small Cap				
Common Stock*	$106,027,918	$ —	$ —	$106,027,918
Depository Receipts	2,864,106	—	—	2,864,106
Limited Partnerships	93,174			93,174
Real Estate Inv. Trusts	11,177,440	—	—	11,177,440
Short Term Investments	2,174,088	1,597,037	—	3,771,125
Total	$122,336,726	$ 1,597,037	$ —	$123,933,763
Quality				
Common Stock*	$ 53,776,216	$ —	$ —	$ 53,776,216
Depository Receipts	7,920,311	—	—	7,920,311
Short Term Investments	—	20,648,376	—	20,648,376
Total Assets	$ 61,696,527	$20,648,376	$ —	$ 82,344,903
Emerging Markets				
Common Stock*	$147,698,254	$ 3,001,451	$ —	$150,699,705
Depository Receipts	25,130,711	—	—	25,130,711
Preferred Stock	11,301,904	—	—	11,301,904
Real Estate Inv. Trusts	515,954	—	—	515,954
Short Term Investments	6,033,852	—	—	6,033,852
Total	$190,680,675	$ 3,001,451	$ —	$193,682,126

NOTES TO FINANCIAL STATEMENTS (continued)

	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Carrying Value at March 31, 2011
	Level 1	Level 2	Level 3	Total
Foreign Value				
Common Stock*	$383,892,718	$18,509,053	$ —	$402,401,771
Depository Receipts	13,954,410	—	—	13,954,410
Short Term Investments	6,834,022	23,490,000	—	30,324,022
Total	$404,681,150	$41,999,053	$ —	$446,680,203
Foreign Value Small Cap				
Common Stock*	$ 81,305,764	$ 2,586,758	$2,263,456	$ 86,155,978
Depository Receipts	1,104,460	—	—	1,104,460
Preferred Stock	1,613,568	—	—	1,613,568
Short Term Investments	7,712,945		—	7,712,945
Warrants	—	5,515,126	—	5,515,126
Total	$ 91,736,737	$ 8,101,884	$2,263,456	$102,102,077

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

	Emerging Markets Common Stock	Foreign Value Small Cap Common Stock
Balance as of 3/31/2010	$ 121,408	$ —
Realized gain (loss)	$ —	$ —
Changed in unrealized appreciation (depreciation)	$ —	$ —
Net purchases (sales)	$ —	$ —
Transfer in and/or out of Level 3	$(121,408)	$2,263,456
Balances as of 03/31/2011	$ —	$2,263,456

* Refer to Schedule of Investments for breakout by industry or country.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06("ASU 2010-06"), "Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends FASB Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," to require additional disclosures regarding fair value measurements. Pursuant to ASU 2010-06, disclosures regarding transfers into and out of Levels 1 and 2 are effective for reporting periods beginning after December 15, 2009 and for the interim periods within those fiscal years, and other disclosures relating to purchases, sales, issuances and settlements on a gross basis relating to Level 3 measurements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. There were no significant transfers into and out of levels 1 and 2 during the year ended March 31, 2011 and the Fund's management is currently evaluating what impact further disclosures under ASU 2010-06 may have on the Fund's financial statements.

NOTES TO FINANCIAL STATEMENTS (continued)

At March 31, 2011, there were no open futures contracts in the Quality Fund. The realized gains or losses and change in unrealized gains or losses on future contracts are reflected in the appropriate financial statements. The effect of derivative instruments on the Statement of Operations for the twelve months ended March 31, 2011:

Derivatives Not Accounted for as Hedging Instruments	Realized Gain (Loss) on Futures Recognized in Income	Changes in Unrealized Appreciation (Depreciation) on Futures Recognized in Income
Quality	$189,801	$0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Guarantees and Indemnifications

In the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Subsequent Events

In preparing these financial statements, the Funds have evaluated events and transactions for potential recognition or disclosure through the date the financial were issued. There were no events or transactions that occurred during the period that materially impacted the accounts or disclosures in the Funds' financial statements.

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Dividend income, less foreign taxes withheld, is recorded on the ex-dividend date, except that certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as a Fund becomes aware of the ex-dividend data in the exercise of reasonable diligence. Distributions received on securities that represent a return of capital or a capital gain is recorded as a reduction of cost of investments and/or as a realized gain. Each Fund estimates the components of distributions that may be considered nontaxable distributions or capital gain distributions for tax purposes. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. In determining the net gain or loss on securities sold, the cost of securities is determined on the identified cost basis. Each Fund's investment income and realized and unrealized gains and losses are allocated among classes based upon the daily relative net assets.

NOTES TO FINANCIAL STATEMENTS (continued)

Repurchase Agreements

The Funds' custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. Collateral is marked-to-market daily to ensure that the market value of the underlying assets remains sufficient to protect the Funds. The Funds may experience costs and delays in liquidating the collateral if the issuer defaults or enters into bankruptcy.

Foreign Currency Transactions

All monetary items denominated in foreign currencies are translated into U.S. dollars based on the prevailing exchange rate at the close of each business day. Income and expenses denominated in foreign currencies are translated at the prevailing rates of exchange when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from currency gains and losses realized between the trade and settlement dates on investment transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments.

Forward Foreign Currency Contracts

The Funds may enter into forward foreign currency contracts to manage their exposure to fluctuations in certain foreign currencies. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a set price. The forward currency contracts are valued at the forward rate and are marked-to-market daily. The change in market value is recorded by the Fund as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. In addition to the risks of financial investments mentioned above, risks arise from unanticipated movements in currency values.

Spot Foreign Currency Contracts at March 31, 2011:

Foreign Value

Currency to deliver	Local Value	In exchange for	Settlement Date	Unrealized appreciation (depreciation)
Japanese Yen	13,649,610	USD 164,108	04/01/11	$ (802)
Swedish Krona	2,513,025	USD 396,689	04/01/11	(1,367)

Foreign Value Small Cap

Currency to deliver	Local Value	In exchange for	Settlement Date	Unrealized appreciation (depreciation)
Australian Dollar	0.49	USD 0.50	04/01/11	$(0.01)

NOTES TO FINANCIAL STATEMENTS (continued)

Short Sales

Prior to January 27, 2011, Quality Fund (at the time referred to as Quant Long/Short Fund) engaged in short sales (selling securities it did not own) as part of its normal investment activities. Upon selling a security short, the Fund's Custodian segregated cash, cash equivalents or other appropriate liquid securities in an amount equal to the then current market value of the securities sold short and maintained such collateral until Long/Short Fund replaced the borrowed security. The Fund was required to pay any dividends or interest due on securities sold short. Such dividends and interest were recorded as an expense. Liabilities for securities sold short were valued daily and were recorded as unrealized appreciation (depreciation) on investments and securities sold short. The Fund recorded realized gain (loss) on a security sold short when a short position was terminated by the Fund. The Fund incurred a loss if the price of a security increased between the date of the short sale and the date on which the Fund replaced the borrowed security. The realized a gain if the price of borrowed security declined between the date of a short sale and the date Long/Short Fund replaced the borrowed security.

Securities Lending

To generate additional income, each the Small Cap Fund, Emerging Markets Fund and Foreign Value Fund use Securities Finance Trust Company ("eSecLending") as lending agent. The Small Cap Fund, Emerging Markets Fund and Foreign Value Fund may each lend up to 30% of its assets pursuant to certain agreements ("Securities Lending Agreements") requiring that the loan be continuously secured by cash or securities. Securities are loaned by eSecLending to certain pre-approved brokers ("the borrowers"). The borrowers are required to provide cash or securities as collateral against loaned securities in the amount of 105% of the market value of borrowings for the Emerging Markets and Foreign Value Funds, and 102% of the borrowings for the Small Cap Fund. Collateral is marked-to-market daily. Cash collateral is invested in a registered money market fund.

The Trust uses State Street Bank and Trust Company ("State Street") as lending agent for the Quality Fund pursuant to a Securities Lending Authorization Agreement. The Quality may lend up to 33⅓% of its assets. Securities are loaned by State Street to certain pre-approved borrowers. The initial collateral received shall have (depending on the nature of the loaned securities and the collateral received) a value of 102% or 105% of the market value of the loaned securities, or such other value, but not less than 102% of the market value of the loaned securities, as may be applicable in the jurisdiction in which such loaned securities are customarily traded. Collateral of cash and/or securities is marked-to-market daily. Cash collateral is invested in a registered money market fund that may be managed by State Street or one of its affiliates.

Risks such as delay in recovery of securities may occur should the borrower of the securities fail financially or should the value of the securities loaned increase above the value of the collateral received. eSecLending provides indemnification insurance via highly rated third party insurers to cover these potential risks. State Street provides indemnification against borrower default.

NOTES TO FINANCIAL STATEMENTS (continued)

At March 31, 2011, the following Funds had collateral and loans outstanding of:

	Value of Collateral	Value of Loaned Securities
Quant Small Cap Fund	$ 2,174,088	$ 2,128,882
Quant Quality Fund	20,648,376	20,149,800
Quant Emerging Markets Fund	6,033,852	5,753,912

Expenses and Class Allocations

The majority of the expenses of the Funds are attributed to the individual Fund and Class for which they are incurred. Expenses that are not attributed to a specific Fund are allocated in proportion to the respective net assets of the Funds. Expenses allocable to a Fund are borne pro rata by the holders of both classes of shares of such Fund, except that 12b-1 Plan expenses will not be borne by the holders of Institutional Shares.

Distribution fees on Ordinary Shares are calculated based on the average daily net asset value attributable to the Ordinary Shares of the respective Fund. Institutional Shares are not subject to a distribution plan. Shareholders of each class share all expenses and fees paid to the transfer agent, Quantitative Institutional Services, for its services, which are allocated based on the net assets in each class and the ratable allocation of related out-of-pocket expenses. Income, common expenses and realized and unrealized gains and losses are calculated at the Fund level and allocated daily to each class of shares based on their respective percentage of adjusted net assets at the beginning of the day. (See Note 3)

Distributions to Shareholders

Distributions to shareholders are recorded as of the ex-dividend date. Distributions paid by each Fund with respect to each class of shares are calculated in the same manner, at the same time, and in the same amount, except that Ordinary Shares incur 12b-1 distribution fees while Institutional Shares do not. Distributions from net investment income for each Fund, if any, are declared and paid annually. Distributions from net realized gains for each Fund, if any, are generally declared and paid annually.

3. Management Fee, Advisory Contracts and Other Affiliate Transactions

The Funds have entered into a management agreement (the "Management Agreement") with Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors (the "Manager"). Compensation of the Manager, for management and administration of the Funds, including selection and monitoring of the portfolio advisors, is paid monthly based on the average daily net asset value of each Fund for the month. The annual rate of such fees is 1.00% of the average daily total net assets of each of the Funds.

Beginning January 27, 2011 The Manager has agreed until July 31, 2012 to waive 0.15 percent of its management fee if the Quality Fund's average daily net assets are up to $100 million and 0.25 percent of its management fee if the Fund's average daily net assets are $100 million or more. Beginning April 1, 2011, the Manager has agreed to waive or reimburse Fund expenses relating to Institutional Shares of Quality Fund such that the total annual fund operating expenses relating to Institutional Shares is not greater than 1.00 percent. The Board has

NOTES TO FINANCIAL STATEMENTS (continued)

the right to terminate either or both arrangements in its discretion. In addition, under the Management Agreement, the Manager has agreed to reduce its compensation, and if necessary, assume expenses, with respect to Small Cap to the extent that the total expenses of this Fund individually exceeds 2% of average net assets for any fiscal year. Fund expenses subject to this limitation are exclusive of brokerage, interest, taxes and extraordinary expenses, which include incremental custody costs associated with international securities. Expenses are calculated gross of custody credits, if applicable.

For the twelve months ended March 31, 2011 aggregate management fees were $8,921,965.

The Manager has entered into advisory contracts with the following subadvisors (collectively the "Advisors") to provide investment advisory services to the following Funds: Columbia Partners, L.L.C., Investment Management (Small Cap and Quality), PanAgora Asset Management, Inc. (Emerging Markets), and Polaris Capital Management, LLC (Foreign Value and Foreign Value Small Cap.) Prior to January 27, 2011, Analytic Investors, LLC served as subadvisor with respect to Long/Short Fund (currently named Quant Quality Fund).

For services rendered, the Manager pays to the Advisor of a Fund a fee based on a percentage of the average daily total net assets of the Fund. The fee for each Fund is determined separately. Currently, the fees paid by the Manager to the Advisors of the Funds are as follows:

Small Cap	0.47% of average daily total net assets
Quality*	0.10% of the first $100 million and 0.08% of amounts in excess of $100 million but less than $250 million and 0.06% of amounts in excess of $250 million of average daily total net assets.
Emerging Markets	0.40% of average daily total net assets;
Foreign Value	0.35% of the first $35 million and 0.40% of amounts in excess of $35 million but less than $200 million and 0.50% of assets in excess of $200 million of average daily total net assets
Foreign Value Small Cap	0.35% of the first $35 million and 0.40% of amounts in excess of $35 million but less than $200 million and 0.50% of amounts in excess of $200 million of average daily total net assets.

* Effective January 1, 2009 through January 27, 2011, the subadvisory fee paid was 0.425% of the first $100 million and 0.40% of amounts in excess of $100 million.

NOTES TO FINANCIAL STATEMENTS (continued)

The Funds have entered into a distribution agreement (the "Distribution Agreement") with U.S. Boston Capital Corporation (the "Distributor"). For its services under the Distribution Agreement, the Distributor received a monthly fee at the annual rate of (i) 0.25% of the average daily net asset value of the Ordinary Shares of the Funds.

Holders of Institutional Shares pay no portion of the 12b-1 Plan expenses of the Funds and are not entitled to vote on matters involving the 12b-1 Plan. During the year ended March 31, 2011 the aggregate distribution fees of the Funds were $1,959,937.

Transfer agent functions are provided to the Funds by Quantitative Institutional Services, a division of the Manager (the "Transfer Agent") pursuant to a transfer agent agreement (the "Transfer Agent Agreement"). The Transfer Agent Agreement provides for base fees that are payable to the Transfer Agent at an annual rate of 0.16% of the average daily total net asset value of each class of shares of the Funds and for reimbursement of out of pocket expenses. During the year ended March 31, 2011, the aggregate fees of the Funds were $1,488,827.

Pursuant to an Administration Agreement, the Manager provides certain administrative services to the Funds. During the year ended March 31, 2011, fees paid pursuant to this agreement were $273,574.

The Board of Trustees of the Funds has approved reimbursement to the Manager for certain costs associated with providing regulatory and compliance services to the Funds. For the year ended March 31, 2011, the Trustees have approved reimbursements that amounted to $189,252.

Custody and fund accounting services are provided by State Street. Custody credits generated by interest earned on un-invested cash balances maintained by the Funds are used to offset custodial expenses of the Funds.

For the year ended March 31, 2011, each Trustee received an annual Trustee's fee of $21,000, with the exception of the Chairman of the Audit Committee and the Lead Independent Trustee of the Board. For the year ended March 31, 2011, the Chairman of the Audit Committee was paid $24,000 and the Lead Independent Trustee of the Board, whom was paid $23,250. The fees paid to the Trustees are allocated to each Fund in proportion to its respective net assets. Effective April 1, 2011, each trustee will receive $27,000 annually with the exception of the Chairman of the Audit Committee, the Lead Independent Trustee of the Board, each of whom will receive $30,000 annually and the Trustee who is an "interested person" of the Trust, as such term is defined in the Investment Company Act, whose compensation for such services will be paid by the Manager and not directly by the Trust.

4. Purchases and Sales

During the twelve months ended March 31, 2011, purchases of investment securities other than U.S. Government obligations and short-term investments, for Small Cap, Quality, Emerging Markets, Foreign Value, and Foreign Value Small Cap were $73,721,524, $176,469,925, $147,148,147, $35,587,147, and $51,667,313, respectively. Sales of such securities for the Funds were $75,817,259, $190,863,066, $227,966,066, $100,165,604, and $94,358,693, respectively. With respect to Quality Fund, securities sold short thru

NOTES TO FINANCIAL STATEMENTS (continued)

January 27, 2011 were not included in the amount of that Fund's sales of investment securities identified above as those short positions generally were open for less than one year.

5. Contingent Liability

The Trust maintains a joint fidelity bond with the Funds' Transfer Agent through ICI Mutual Insurance Company ("ICI Mutual"). The annual premium is allocated among the Funds and the Transfer Agent.

6. Concentration of Risk

The relatively large investments of Emerging Markets in countries with limited or developing capital markets may involve greater risks than investments in more developed markets and the prices of such investments may be volatile. The consequences of political, social or economic changes in these markets may have disruptive effects on the market prices of the Fund's investments and the income they generate, as well as the Fund's ability to repatriate such amounts.

7. Federal Income Taxes

It is the policy of the Funds to distribute all of their taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code ("IRC") applicable to regulated investment companies. Therefore no Federal income tax provision is required.

The tax components of capital shown in the following tables represent: (1) losses or deductions the portfolios may be able to offset against income and gains realized in future years, (2) distribution requirements the portfolios must satisfy under the income tax regulations, and (3) unrealized appreciation or depreciation of investments for federal income tax purposes.

As of March 31, 2011 the capital loss carryovers were as follows:

Portfolio	Capital Loss Expires March 31, 2017	Capital Loss Expires March 31, 2018	Capital Loss Expires March 31, 2019	Total Capital Loss
Small Cap Fund	$ 5,719,158	$ 23,795,469	$ —	$ 29,514,627
Quality Fund	—	12,445,061	—	12,445,061
Emerging Markets Fund	3,527,534	31,309,051	—	34,836,585
Foreign Value Fund	80,608,820	131,156,114	10,547,106	222,312,040
Foreign Value Small Cap Fund	—	—	—	—

During the fiscal year ending March 31, 2011, capital loss carryovers in the amount of $6,699,837, $5,135,328, $41,291,501, and $0 were utilized by Small Cap, Quality, Emerging Markets, and Foreign Value Small Cap, respectively. Foreign Value had an expired loss carryover in the amount of $932,449.

NOTES TO FINANCIAL STATEMENTS (continued)

The Funds recognize the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by the tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years 2008-2010, or expected to be taken in the Funds' 2011 tax returns. The Funds identify their major tax jurisdictions at U.S. Federal and Massachusetts State; however the Funds are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

The primary differences between book and tax appreciation or depreciation of investments consist of wash sale loss deferrals, return of capital distributions by real estate investment trusts ("REITs"), mark to market on passive foreign investment companies ("PFICs") held and foreign capital gains taxes accrued. The net tax appreciation/(depreciation) in the table below includes unrealized tax gain/(loss) on foreign currency and investments.

| | | | March 31, 2011 | | | |
Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Gains	Accumulated Capital Losses	Post-October Deferral	Net Tax Appreciation/ (Depreciation)	Total
Small Cap Fund	$ 264,541	$ —	$ (29,514,627)	$—	$32,454,392	$ 3,204,306
Quality Fund	67,780	—	(12,445,061)	—	665,014	(11,712,267)
Emerging Markets Fund	2,046,792	—	(34,836,585)	—	37,177,337	4,387,544
Foreign Value Fund	2,440,814	—	(222,312,040)	—	8,930,395	(210,940,831)
Foreign Value Small Cap Fund	1,811,534	6,985,146	—	—	19,176,002	27,972,682

At March 31, 2011, the tax composition of dividends was as follows:

Portfolio	Ordinary Income	Long Term Capital Gains	Tax Return Of Capital
Small Cap Fund	$ 576,308	$ —	$—
Quality Fund	508,978	—	—
Emerging Markets Fund	2,500,288	—	—
Foreign Value Fund	4,701,653	—	—
Quant Foreign Value Small Cap Fund	786,778	3,421,584	—

NOTES TO FINANCIAL STATEMENTS (continued)

At March 31, 2010, the tax composition of dividends was as follows:

Portfolio	Ordinary Income	Long Term Capital Gains	Tax Return Of Capital
Small Cap Fund	$ 188,617	$—	$—
Quality Fund	122,860	—	—
Emerging Markets Fund	935,754	—	—
Foreign Value Fund	12,617,527	—	—
Quant Foreign Value Small Cap Fund	374,441	—	—

Accounting principles generally accepted in the United States require that certain components of net assets be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. For the year ended March 31, 2011, permanent differences in book and tax accounting have been reclassified to shares of beneficial interest, undistributed net investment income (loss) and accumulated net realized gain/(loss) on investments and foreign denominated assets, liabilities and currency.

	Increase/(Decrease)		
	Shares of Beneficial Interest	Undistributed Net Investment Income (Loss)	Accumulated Net Gain/ (Loss) on Investments and Foreign Denominated Assets, Liabilities and Currency
Quant Small Cap Fund	$ —	$ —	$ —
Quant Quality Fund	2	(139)	137
Quant Emerging Mkts. Fund	—	(208,381)	208,381
Quant Foreign Value Fund	(932,444)	(69,159)	1,001,603
Quant Foreign Value Small Cap Fund	—	(142,000)	142,000

The permanent differences primarily relate to net operating losses, wash sales, return of capital distributions by real estate investment trusts (REITs), foreign currency reclasses and adjustments for sale of shares in passive foreign investment corporations (PFICs).

NOTES TO FINANCIAL STATEMENTS (continued)

8. Transactions in Shares of Beneficial Interest

Transactions in shares of beneficial interest were as follows:

	Year Ended March 31, 2011		Year Ended March 31, 2010	
	Shares	Dollars	Shares	Dollars
Small Cap				
Ordinary Shares				
Shares sold	504,964	$ 9,036,002	616,767	$ 8,505,968
Shares issued in reinvestment of distributions	26,733	499,111	10,752	156,762
Shares redeemed	(868,984)	(15,175,822)	(646,575)	(8,834,143)
Net Change	(337,287)	(5,640,709)	(19,056)	(171,413)
Institutional Shares				
Shares sold	33,512	$ 648,053	61,117	$ 992,998
Shares issued in reinvestment of distributions	1,975	41,624	1,312	21,550
Shares redeemed	(73,515)	(1,430,986)	(309,802)	(4,440,988)
Net Change	(38,028)	(741,309)	(247,373)	(3,426,440)
Total Net Change For Fund		$ (6,382,018)		$(3,597,853)
Quality				
Ordinary Shares				
Shares sold	753,057	$ 9,103,352	388,733	$ 3,869,231
Shares issued in reinvestment of distributions	40,824	471,929	10,130	111,739
Shares redeemed	(473,260)	(5,324,465)	(848,257)	(8,564,514)
Net Change	320,621	4,250,816	(449,394)	(4,583,544)
Institutional Shares				
Shares sold	34,077	$ 434,510	4,319	$ 41,778
Shares issued in reinvestment of distributions	316	3,797	218	2,489
Shares redeemed	(21,480)	(244,213)	(22,871)	(243,283)
Net Change	12,913	194,094	(18,334)	(199,016)
Total Net Change For Fund		$ 4,444,910		$(4,782,560)

NOTES TO FINANCIAL STATEMENTS (continued)

	Year Ended March 31, 2011		Year Ended March 31, 2010	
	Shares	Dollars	Shares	Dollars
Emerging Markets				
Ordinary Shares				
Shares sold	3,675,329	$ 82,415,682	5,756,404	$ 104,705,318
Shares issued in reinvestment of distributions	93,424	2,247,776	38,441	786,122
Shares redeemed	(6,451,916)	(146,132,731)	(9,715,787)	(180,344,576)
Net Change	(2,683,163)	(61,469,273)	(3,920,942)	(74,853,136)
Institutional Shares				
Shares sold	307,919	$ 6,681,226	683,681	$ 11,800,520
Shares issued in reinvestment of distributions	4,601	112,212	5,392	111,454
Shares redeemed	(1,093,015)	(25,587,724)	(1,572,205)	(25,937,228)
Net Change	(780,495)	(18,794,286)	(883,132)	(14,025,254)
Total Net Change For Fund		$ (80,263,559)		$ (88,878,390)
Foreign Value				
Ordinary Shares				
Shares sold	3,241,340	$ 41,652,537	13,262,594	$ 145,162,678
Shares issued in reinvestment of distributions	263,174	3,621,279	880,784	10,331,432
Shares redeemed	(8,025,937)	(96,826,111)	(12,236,058)	(141,205,485)
Net Change	(4,521,423)	(51,552,295)	1,907,320	14,288,625
Institutional Shares				
Shares sold	498,257	$ 6,338,939	599,263	$ 6,268,518
Shares issued in reinvestment of distributions	58,949	810,543	164,913	1,932,784
Shares redeemed	(658,345)	(8,602,775)	(2,036,513)	(22,492,350)
Net Change	(101,139)	(1,453,293)	(1,272,337)	(14,291,048)
Total Net Change For Fund		$ (53,005,588)		$ (2,423)

QUANT FUNDS

NOTES TO FINANCIAL STATEMENTS (continued)

	Year Ended March 31, 2011		Year Ended March 31, 2010	
	Shares	Dollars	Shares	Dollars
Foreign Value Small Cap Ordinary Shares				
Shares sold	2,979,093	$ 31,548,656	8,949,723	$80,886,500
Shares issued in reinvestment of distributions	343,469	3,723,203	36,249	342,912
Shares redeemed	(8,487,003)	(88,399,013)	(765,876)	(6,799,738)
Net Change	(5,164,441)	(53,127,154)	8,220,096	74,429,674
Institutional Shares				
Shares sold	1,344,178	$ 14,744,709	121,383	$ 920,199
Shares issued in reinvestment of distributions	37,867	410,859	3,073	29,098
Shares redeemed	(30,573)	(327,118)	(82,780)	(463,631)
Net Change	1,351,472	14,828,450	41,676	485,666
Total Net Change for Fund		$(38,298,704)		$74,915,340

Federal Tax Information (unaudited)

Designation Requirements at March 31, 2011.

Qualified Dividend Income Percentage

Small Cap Fund	100%
Quality Fund	100%
Emerging Markets Fund	100%
Foreign Value Fund	100%
Foreign Value Small Cap Fund	86%

INFORMATION FOR SHAREHOLDERS (unaudited)

Quarterly Portfolio Disclosure

Each Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. (Call 1-800-SEC-0330 for more information). For a complete list of a fund's portfolio holdings, you may also view the most recent monthly holdings report, semi-annual report or annual report on the Quant Funds' web site at www.quantfunds.com.

Portfolio Proxy Voting Policies and Information

Information on the Funds' proxy voting policies and on how the Quant Funds voted proxies related to portfolio securities for the 12-month period ended June 30, 2010 is available without charge online at www.quantfunds.com and at www.sec.gov. You may also call 1-800-326-2151 to request a free copy of the proxy voting information or the proxy voting policies.

Household Delivery of Fund Documents

With your consent, the Trust may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Funds. If you wish to revoke your consent to this practice, you may do so by notifying the Fund's transfer agent, by phone or in writing (see "For Account Information"). The mailing of separate proxy statements, prospectuses and shareholder reports will begin within 30 days after receiving your notice.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (unaudited)

Quant Quality Fund

Prior to approving the appointment of Columbia as sub-adviser to the Fund and the sub-advisory agreement between the Manager and Columbia with respect to the Fund, the Independent Trustees completed a review of information requested by the Independent Trustees from the Manager and Columbia, including the following: (a) information provided by Columbia in connection with the annual contract review of the Quant Small Cap Fund; (b) information regarding the expected decrease in the expense ratio of the Fund following the implementation of the new strategy; (c) descriptions of the qualifications of the investment personnel proposed to be responsible for managing the Fund, the structure of their compensation and their responsibilities with respect to managing other accounts or mutual funds; (d) descriptions of the services to be provided to the Fund, including the investment strategies and techniques to be used by Columbia in managing the Fund; (e) other information relevant to an evaluation of the nature, extent and quality of the services expected to be provided by; and (f) the Manager's recommendation that Columbia be appointed to serve as the sub-adviser to the Fund that the Sub-Advisory Agreement be approved.

The Independent Trustees relied upon the advice of independent counsel and their own business judgment in determining the material factors to be considered in evaluating the appointment of Columbia and the weight to be given to each such factor. The conclusions reached by the Independent Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Independent Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the appointment of Columbia.

Nature, Quality and Extent of Services Provided. In considering whether to approve the appointment of Columbia as sub-adviser to the Fund and the Sub-Advisory Agreement, the Board evaluated the nature, extent and quality of services expected to be provided to the Fund by Columbia. The Board considered the investment management and related services to be provided by Columbia, including the quantity and quality of the resources available to provide such services. Among other things, the Board considered information provided by the Manager and Columbia as to the operations, facilities, organization and personnel of Columbia, and information provided by the Manager and Columbia describing the qualifications and experience of the individuals who would be responsible for performing various investment related services to the Fund. The information included considered included information provided at the meeting and certain information previously provided by Columbia to the Board in connection with the renewal of its sub-advisory agreement with the Manager with respect to another fund of the Trust. The Board also considered whether Columbia had the capabilities, resources and personnel necessary to provide advisory services to the Fund, including those services that would be expected as a result of the proposed change to the Fund's principal investment strategies, and concluded that it did. The Board also considered the quality of the compliance program of Columbia based on Columbia's current role serving as the sub-advisor with respect to another fund of the Trust. Additionally, the Board considered the demonstrated ability of Columbia to work cooperatively with the Manager and the officers of the Trust on investment, compliance and administrative matters relating to the Fund.

The Board concluded that it was satisfied with the nature, extent and quality of services expected to be provided by Columbia.

MANAGEMENT CONTRACT AND ADVISORY CONTRACT APPROVAL (unaudited) (continued)

Investment Performance. The Board considered the Fund's recent underperformance relative to its benchmark index under the previous long/short strategy and that the Manager and Columbia would be implementing a new strategy. The Board considered Columbia's record of performance with respect to the other Fund of the Trust for which it serves as sub-adviser. Additionally, the Board considered the Manager's statement that it was not aware of any other registered open-end management investment company that pursued the same strategy as the Fund, and that Columbia had not previously managed an account using this strategy, and thus, comparative investment performance was not available.

Sub-advisory Fees and Expenses. The Board considered the contractual investment advisory fee rates payable by the Fund to the Manager, the contractual sub-advisory fee rates payable by the Manager to Columbia for sub-advisory services and the total expense ratio of the Fund before and after the expected appointment of Columbia. The Board also considered information regarding fees charged by Columbia to certain other funds and accounts, the differences between those funds/accounts and the proposed strategy of the Fund. The Trustees noted that Columbia does not currently manage an index strategy or any strategy substantially similar to the Fund. The Trustees also noted that the Fund's total expense ratio is expected to decrease once the new strategy is fully implemented. After reviewing the foregoing information, and in light of the nature, extent and quality of the services expected to be provided by Columbia, the Board concluded that the sub-advisory fee is fair and reasonable.

Profitability. The Board did not consider the profitability of Columbia to be a material factor based on the representation from the Manager that it negotiated the sub-advisory fee with Columbia on an arm's-length basis.

Economies of Scale. The Board considered the extent to which economies of scale can be expected to be realized by Columbia, on the one hand, and the Fund, on the other hand, as the assets of the Fund increase. In this regard, the Trustees noted that the fee levels and breakpoints contained in the proposed management fee, including the proposed management fee waiver, and the proposed sub-advisory fee would not result in any increase in expenses to the Fund at increased asset levels. The Trustees also noted that the proposed management fee arrangements would be expected to result in higher revenues to the Manager at current and expected increased future asset levels, but that those increases in revenues would be expected to be offset, at least in part, by expected increases in the costs to the Manager of overseeing the Fund and selecting and monitoring the target portfolio. Based on the foregoing, the Board concluded that the proposed fee schedule, including the breakpoints in the sub-advisory fee, was acceptable.

Other Benefits to the Sub-Adviser. The Board considered the incidental, or "fall-out," benefits that would accrue to Columbia and any of its affiliates by virtue of its relationship to the Fund. The Board noted that Columbia had stated that it did not intend to use any soft dollar commission arrangements with respect to Fund transactions. The Board concluded that incidental benefits were reasonable.

Conclusion. Based on its evaluation of all material factors and assisted by the advice of independent counsel, the Board of Trustees, including the Independent Trustees, concluded that the sub-advisory fee to be paid to Columbia is fair and reasonable, and that the Sub-Advisory Agreement with Columbia should be approved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Trustees of the Quantitative Group of Funds d/b/a Quant Funds

We have audited the accompanying statements of assets and liabilities of the Quant Small Cap Fund, Quant Quality Fund (formerly Quant Long/Short Fund), Quant Emerging Markets Fund, Quant Foreign Value Fund, and Quant Foreign Value Small Cap Fund, each series of the Quantitative Group of Funds d/b/a "Quant Funds" (the "Trust"), including the schedules of investments, as of March 31, 2011, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended (with respect to Quant Foreign Value Small Cap Fund, for each of the two years in the period then ended and the period May 2, 2008 to March 31, 2009). These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended March 31, 2007 were audited by other auditors whose report dated May 24, 2007 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 2011 by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the above mentioned series of the Quant Funds, as of March 31, 2011, the results of their operations, the changes in their net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States of America.



Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP
Philadelphia, Pennsylvania
May 20, 2011

PRIVACY POLICY

FACTS	WHAT DOES QUANTITATIVE INVESTMENT ADVISORS, INC., QUANTITATIVE GROUP OF FUNDS, AND U.S. BOSTON CAPITAL CORPORATION (COLLECTIVELY, "QUANT") DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: • Social Security Numbers • Names, Addresses and Telephone numbers • Account Balances • Account Transactions • Transaction History • Information regarding your investments in the Quant Mutual Funds • Other account information
How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reason Quant chooses to share and whether you can limit this sharing.

Reasons we can share your personal information	Does Quant share?	Can you limit this sharing?
For our everyday business purposes — Such as to process your transaction, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — To offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes — Information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes — Information about your creditworthiness	No	We don't share
For non-affiliates to market to you	No	We don't share

| **Questions?** | CALL 1-800-326-2151 |

PRIVACY POLICY (continued)

What we do	
How does Quant protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These include computer safeguards and secured files and buildings.
How does Quant collect my personal information?	We collect your personal information, for example, when you • Open an account • Send us a check or wire • Provide account information • Give us your contact information • Transfer assets from another firm
Why can't I limit all sharing?	Federal law gives you the right to limit only • Sharing for affiliates everyday business purposes — information about your creditworthiness • Affiliates from using your information to market to you • Sharing for non-affiliates to market to you. State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Quant does not share with affiliates so they can market to you.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Quant does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between non-affiliated financial companies that together market financial products or services to you. • Quant doesn't jointly market

TRUSTEES AND OFFICERS

The business address of each non-interested Trustee is c/o Quant Funds, 55 Old Bedford Road, Lincoln, MA 01773. Each Trustee and officer holds office until his or her successor is chosen and qualified or until his or her earlier death, resignation, retirement or removal. Messrs. Armstrong, Bulbrook, Dunlap and Marshall are members of the Funds' Audit Committee. Mr. Marshall is the Chair of the Audit Committee. The Fund's Statement of Additional Information ("SAI") includes additional information about the Fund Trustees and is available without charge, upon request. To obtain a free copy of the current SAI, please access the Funds' web site at www.quantfunds.com or call shareholder services at 1-800-326-2141.

Name and (Age)	Position Held With Trust	Term of Office/ Length of Time Served	Principal Occupation(s) during Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held by Trustee in Public Companies
Non-Interested Trustees					
Robert M. Armstrong (72)	Trustee	Indefinite Term (1985 to present)	Independent Director and Consultant services (1998–Present)	5	NewPage Corporation (2006–Present); NewPage Holding Corporation (2006–Present); NewPage Group, Inc. (2006–Present)
John M. Bulbrook (68)	Trustee	Indefinite Term (1985 to present)	CEO and Treasurer, John M. Bulbrook Insurance Agency, Inc. (dba/Bulbrook/Drislane Brokerage) (distributor of financial products, including insurance) (1984–Present);	5	None

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position Held With Trust	Term of Office/ Length of Time Served	Principal Occupation(s) during Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held by Trustee in Public Companies
Non-Interested Trustees (continued)					
William H. Dunlap (60)	Trustee	Indefinite Term (October 2006 to present)	Executive Director, New Hampshire Historical Society, (Feb. 2010–Present); Principal, William H. Dunlap & Company (consulting firm) (2005–Present); President, EQ Rider, Inc., (equestrian clothing sales) (1998–2008)	5	Merrimack County Savings Bank (2005–Present); Merrimack Bank Corp. (2005–Present)
Clinton S. Marshall (53)	Trustee	Indefinite Term (April 2003 to present)	Owner, Coastal CFO Solutions, outsource firm offering CFO solutions to businesses (1998–Present); CFO, Fore River Company (2002–Present)	5	None

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position Held With Trust	Term of Office/ Length of Time Served	Principal Occupation(s) during Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held by Trustee in Public Companies
Interested Trustees and Officers					
Willard L. Umphrey* (69)	Trustee, President, Chairman (1985 to present)	Indefinite Term (1985 to present)	Director, U.S. Boston Capital Corporation; President, Quantitative Investment Advisors, Inc.	5	U.S. Boston Corporation; U.S. Boston Asset Management Corporation; Quantitative Investment Advisors, Inc.; Pear Tree Partners Management LLC; USB Corporation; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation
Leon Okurowski (68)	Vice President, Treasurer (1985 to present)	(1985 to present)	Director and Vice President, U.S. Boston Capital Corporation; Treasurer, Quantitative Investment Advisors, Inc.; Trustee, Quant Funds (4/17/1985–9/30/2004)	N/A	Everest USB Canadian Storage, Inc.; Quantitative Investment Advisors, Inc.; U.S. Boston Corporation; U.S. Boston Asset Management Corporation; MedCool, Inc., USB Corporation; USB Everest Management, LLC; USB Everest Storage LLC; USB Atlantic Associates, Inc.; U.S. Boston Insurance Agency, Inc.; U.S. Boston Capital Corporation

TRUSTEES AND OFFICERS (continued)

Name and (Age)	Position Held With Trust	Term of Office/ Length of Time Served	Principal Occupation(s) during Past Five Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held by Trustee in Public Companies
Interested Trustees and Officers (continued)					
Deborah A. Kessinger (47)	Assistant Clerk and Chief Compliance Officer	(April 2005 to Present)	Senior Counsel (since 9/04), President (since 8/07) and Chief Compliance Officer (since 12/05), U.S. Boston Capital Corporation; Senior Counsel (since 9/2004) and Chief Compliance Officer (since 10/2006), Quantitative Investment Advisors, Inc.; Chief Compliance Officer and General Counsel, Wainwright Investment Counsel, LLC (investment management firm) (2000–2004); Compliance Attorney, Forefield, Inc. (software provider) (2001–2004) and Compliance Consultant (2007 to present)	N/A	None
Diane Hunt (48)	Assistant Treasurer	(June 2010 to Present)	Controller (Since 3/2010) Quantitative Investment Advisors, Inc.; Accountant (Since 1984) U.S. Boston Capital Corporation	N/A	None
Kelly Lavari (43)	Clerk	(November 2010 to Present)	Regulatory Compliance Manager (since April 2008), Legal and Compliance Associate (4/2005–4/2008) Quantitative Investment Advisors, Inc.	N/A	None

* Trustee has been determined to be an "Interested Trustee" by virtue of, among other things, affiliation with one or more of the trust, the Funds' investment advisor, Quantitative Advisors and the Funds' distributor, U.S. Boston Capital Corporation.

NOTES

NOTES

SERVICE PROVIDERS

Manager	Quantitative Advisors, 55 Old Bedford Road, Lincoln, MA 01772
Advisers	Columbia Partners, L.L.C., Investment Management, 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815
	PanAgora Asset Management, Inc., 470 Atlantic Avenue, 8th Floor, Boston, MA 02210
	Polaris Capital Management, LLC, 125 Summer Street, Boston, MA 02210
Distributor	U.S. Boston Capital Corporation, 55 Old Bedford Road, Lincoln, MA 01773
Custodian	State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
Fund Accountant	State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111
Transfer Agent	Quantitative Institutional Services, 55 Old Bedford Road, Lincoln, MA 01773
Independent Registered Public Accounting Firm	Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400 Philadelphia, PA 19103
Legal Counsel	McLaughlin & Hunt LLP, Ten Post Office Square, 8th Floor, Boston, MA 02109
For Account Information	For Quant Funds information, contact your financial adviser or, if you receive account statements directly from Quant Funds, you can also call 1-800-326-2151. Telephone representatives are available from 8:30 a.m. to 4:30 p.m. Eastern Time. Or visit our website, www.quantfunds.com



QUANT FUNDS
D I S C I P L I N E D   I N V E S T I N G

55 Old Bedford Road
Suite 202
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